EXHIBIT 17

GEOLOGIC REPORT AL06EXE-1

EXECUTIVE SUMMARY REPORT

FOR THE ALMADEN GOLD PROPERTY,

WASHINGTON COUNTY,

IDAHO

prepared for

Freegold Recovery Inc. USA

Freegold Ventures Limited

2303 West 41st St.

Vancouver, B.C. V6M 2A3

prepared by

Curtis J. Freeman. P. Geo. CPG #69-1

Avalon Development Corp.

P.O. Box 80268

Fairbanks, AK USA 99708

Don Graham P. Eng. Lic. No. 8796

J. D. Graham & Associates Ltd.

8740 Brouwer Place

Chemainus, BC, Canada, V0R 1K5

March 13, 2006

TABLE OF CONTENTS

Cover Sheet

...i

Table of Contents

 ...ii

List of Figures

 ...ii

List of Tables

 ...ii

List of Appendices

 ...ii

Summary

 ...iii

Introduction and Terms of Reference

...1

Disclaimer

...1

Property Description and Location

...2

Access and Infrastructure

...3

History

...3

Geologic Setting

...7

Deposit Type

...9

Mineralization

...9

Exploration

...11

Drilling

...13

Sampling Method and Approach

...15

Sample Preparation, Analysis and Security

...16

Data Verification

...18

Adjacent Properties

...20

Mineral Processing and Metallurgical Testing

...20

Mineral Resource and Mineral Reserve Estimates

...26

Other Relevant Data and Information

...33

Interpretations and Conclusions

...34

Recommendations

...36

References Cited

...37

Statement of Qualifications

...41

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LIST OF FIGURES

Figure 1: Location map for the Almaden project, Idaho

Figure 2: Land status map for the Almaden project, Idaho

Figure 3: Drill hole location map of the Almaden project

Figure 4: Regional geologic map of the Columbia Plateau

Figure 5: Geologic map of the Almaden project

Figure 6: Grade – thickness map of the Almaden project

Figure 7: Schematic cross section of a hot springs Au-Ag-Hg system

Figure 8: Alteration cross-section through the Almaden project

Figure 9: Grade cross-section through the Almaden deposit

Figure 10: Location of bulk sample and large diameter core metallurgical sample sites

Figure 11: 2006 block model cross-section through the Main zone, 1400N

Figure 12: Amax Gold Cross-sections A-A’, B-B’ and C-C’ through the North zone

Figure 13: Amax Gold Cross-sections D-D’ and F-F’ through the Main zone

Figure 14: Amax Gold Cross-section E-E’ through the Main zone

LIST OF TABLES

Table 1: Summary of drilling completed on the Almaden project

Table 2: Summary of historical resource estimates for the Almaden project

Table 3: Significant gold in drill holes from the Cove Creek and Stinking Water zones.

Table 4: Distribution of drill hole depths, Almaden project area, 1980 – 1995.

Table 5: Summary of 1997 column and vat leach cyanidation tests

Table 6: Indicated mineral resources at the Almaden deposit, 0.01 opt gold cut-off

Table 7: Inferred mineral resources at the Almaden deposit, 0.01 opt gold cut-off

Table 8: Indicated mineral resources at the Almaden deposit, various cutoff grades

Table 9: Comparison of grades from block model and large diameter core intervals

Table 10: Summary of cost estimates for recommended exploration and development programs

LIST OF APPENDICES

Appendix 1: Legal description of mining claims on the Almaden project, Idaho

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SUMMARY

The Almaden gold property consists of 12 patented claims, 141 unpatented claims, and private ground totaling approximately 2,980 acres in Washington County, Idaho. The property is road accessible with reasonable labor and infrastructure in the region. Initial mining efforts at Almaden date back to the 1930’s when the focus was mercury production. However, with recognition of hot springs related gold systems in the 1970’s, Almaden was examined for its gold potential. During the period 1980 through 1995, a total of 651 rotary holes (127,690 feet, both RC and conventional rotary) and 26 core holes (6,180 feet) were completed on the main Almaden project area by Homestake, Freeport, Hycroft, Western States, Ican, and Amax Gold. In addition, Ican completed 7,545 feet of reverse circulation drilling in 39 holes and 1,171 feet of diamond core drilling in 4 holes in the Stinking Water basin area on the north side of the project and an additional 2,514 feet of reverse circulation drilling in 12 holes in the Cove Creek area on the south side of the project.

Known near-surface gold mineralization at Almaden is hosted in a classic hot springs-style epithermal setting. Early formation of an opalite silica cap restricted subsequent fluid flow and help focus later gold - silver – mercury mineralization in a permeable mid-Tertiary sandstone unit. Mineralization is controlled by regional and district-scale northwest, north northeast and east west structures and is associated with pervasive silica flooding, polyphase veining and brecciation, argillic alteration and carbonate alteration. The early silica cap is host to most of the mercury mineralization but little of the gold mineralization. Gold is fine grained (<1 to 9 microns) and is either mostly silica or pyrite encapsulated or both. Besides cinnabar, the only other sulfide mineral present in any significant quantity is pyrite. It occurs as very finely disseminated, often framboidal grains in most of the rock units, but is less common in the opalite and hydrothermal breccia. Typically, the amount of pyrite is less than one percent, although it ranges up to 10 percent locally. Oxidation is nearly complete within the mineralized areas explored by drilling.

In late 2005 Freegold commissioned a new resource estimate for the Almaden deposit.  This estimate was designed to comply with Canadian National Instrument 43-101 and the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000. The study resulted in total indicated resources for the deposit of 24,778,000 tons grading 0.021 opt gold. Total inferred resources for the deposit are estimated at 19,989,000 tons grading 0.018 opt gold.

Additional resource potential in the Almaden area exists at the Stinking Water and Cove Creek prospects to the north and south of the main Almaden resource base. While drilling data are limited, both of these areas deserve further evaluation as they are along trend of the structure(s) which appear to control the mineralization in the main deposit area.

Deep, high-grade “feeder zone” gold – silver

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v

mineralization is the other area where significant resource potential exists at Almaden. Following discovery of the Midas gold deposit in 1994, it became apparent that old mercury and/or mercury – gold occurrences in the Northern Nevada Rift have significant but virtually unexplored potential for high grade gold – silver mineralization below the exposed mercury rich hot springs occurrences (Goldstrand and Schmidt, 2000). Since then, deposit such as Mule Canyon, Buckhorn and Hollister, each thought to be Carlin-type derivatives in the 1980’s, were recognized as hot springs gold – silver – mercury occurrences representing the upper extremes of a typical hot springs hydrothermal system (John and Wallace, 2000; John and others, 2000). Comparison of the Northern Nevada Rift with the volcanic rift of southwestern Idaho where the Almaden deposit is located suggests the two share numerous similarities, including the mid-Miocene age of the host rocks, the strong north-northwest controls on mineralization, the associated mercury and anomalous As and Sb, the depleted base metal contents, the hot springs alteration and the strata-controlled nature of alteration and mineralization in basinal sediments. Given these similarities, a compelling case can be made that high level silica encapsulated gold-silver mineralization at Almaden may be the upper part of a deep-seated hot springs system with potential for bonanza grade quartz vein-hosted gold-silver mineralization similar to that being mined at the Ken Snyder mine.

Additional exploration and development work are recommended at Almaden.  These recommended programs include

1.

All geological data from existing drill logs should be integrated into the project drilling database to assist in production of plan and section maps to be used for drill targeting and future resource estimates. Verification of digital database gold values with available laboratory certificates should be expanded to eliminate errors through the drill database. Approximate cost of this work is $50,000.

2.

Infill and step-out reverse circulation drilling should be conducted in the Stinking Water zone to determine the extent and grade of higher-grade intervals encountered in previous drilling.  Encouraging past results suggest the Stinking Water area may have potential to host surface-mineable resources that should be quantified prior to conducting additional metallurgical or economic scoping exercises. Total recommended drilling would be 10,000 feet in 15-20 holes. All holes should be logged from chip trays retained for future use.  A ¼ split should be collected at the drill site and analyzed for gold by fire assay plus a multi-element suite, including mercury, by ICP methods using four acid digestion. Total approximate cost would be $400,000, including all labor, drilling, analytical, permitting, reclamation and support costs.

3.

Supplemental metallurgical test-work is recommended in order to gain a better sense as to how recovery increases with smaller crush sizes.  No size versus recovery test work has been done on bulk, blasted samples in the past.  As such, this “shot rock” which will have a higher number of micro-fractures, was consistently reporting higher recoveries than smaller crush sizes which were generated from core material.  Smaller crush sizes of blasted material are expected to result in improved gold recoveries, and additional test-work on blasted material at varying crush sizes from ROM down to 3/8 inch is required to determine an optimum crush size.  Sample locations for this supplemental blasting should be selected after the above-mentioned geological evaluation is completed in order to ensure that sampled materials are representative of the deposit as a whole.  Approximate cost of this work = $350,000.

4.

Infill and confirmation drilling should be conducted in the Main and North zones to provide updated information on rock chemistry, rock mechanics, rock densities, lithology controls, metallurgy and other parameters currently not available.  All core should be PQ (3.345 inches) diameter or larger to enable sample replicates and metallic screen analyses to be conducted in addition to cyanide leach metallurgical

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testing.  Total recommended drilling would be 10,000 feet in 20-30 holes. All holes should be logged, photographed, split and analyzed for gold by fire assay plus a multi-element suite, including mercury, by ICP methods using four acid digestion. Total approximate cost would be $1,000,000, including all labor, drilling, analytical, permitting, reclamation and support costs.

5.

Deep feeder zone mineralization should be explored by core drilling with minimum target depths of 2,000 feet and maximum depths of 3,000 feet. Initial targeting would be directed to the northeast or southwest to test for northwest-trending feeder zones parallel to regional and district-scale structural trends. All core should be HQ diameter or larger to enable sample replicates and metallic screen analyses to be conducted in the event coarse grained gold – silver mineralization is encountered. Total recommended drilling would be 15,000 feet in 5-7 holes. All holes should be logged, photographed, split and analyzed for gold by fire assay plus a multi-element suite, including mercury, by ICP methods using four acid digestion. Additional metallurgical tests, metallic screen analyses and cyanidation tests should be conducted on mineralized intervals in these holes.  Total approximate cost would be $900,000, including all labor, drilling, analytical, permitting, reclamation and support costs.

Programs recommended in steps 1, 2 and 3 are stand-alone programs should be conducted regardless of the outcome of each individual program. The program recommended in step 4 is dependent on receiving positive information from steps 1,2 and 3.  The program recommended in step 5 should be conducted regardless of the findings of steps 1, 2, 3 or 4.Total *cost of the above recommended programs is approximately US$2.7 million.

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INTRODUCTION AND TERMS OF REFERENCE

The following report was commissioned by Freegold Recovery Inc. USA, a wholly owned subsidiary of Freegold Ventures Limited (collectively referred to here as “Freegold”) to summarize the geology, mineralization and mineral resources of the Almaden gold project in western Idaho. Freegold first acquired an interest in the property in 1995 and has conducted extensive metallurgical work, preliminary feasibility work and resource estimates. The authors were retained to complete this summary report for Freegold. Recommended work programs are included at the end of this report. This report was prepared in compliance with standards of disclosure for mineral projects as outlined in Canadian National Instrument 43-101.

Unless otherwise noted, all costs contained in this report are denominated in United States dollars (US$1.00 = CDN$1.15). For purposes of this report, the term “opt” will refer to troy ounces per short ton, “gpt” will refer to grams per metric tonne, “ppb” will refer to parts per billion and “ppm” will refer to parts per million. The term “ROM” shall mean Run of Mine and refers to rock that has been blasted but has not been crushed or otherwise beneficiated in any way.

The senior author (Curtis J Freeman) has conducted none of the fieldwork summarized in this report and visited the project for a one-day field visit in mid-2005 and co-authored a previous NI 43-101 report on the property (Freeman and Bird, 2005). The junior author (Donald Graham) has conducted none of the fieldwork completed at Almaden but visited the property on October 5, 2005 and completed the mineral resource calculations reported herein (Graham, 2006).

DISCLAIMER

The attached report has been prepared using public documents acquired by the authors, private documents given to the authors for this purpose and personal communications with people who worked on the Almaden project for previous operators. While reasonable care has been taken in preparing this report, the authors cannot guarantee the accuracy or completeness of all supporting documentation. In particular, the authors did not attempt to determine the veracity of geochemical or metallurgical data reported by third parties, nor did the authors attempt to conduct duplicate sampling for comparison with the geochemical results or metallurgical data provided by other parties.

Some of the original hard copy and digital data relating to past work at Almaden completed by various companies and individuals was lost subsequent to its creation. As a consequence, some of the information produced by various companies and individuals that have conducted exploration at Almaden are not available to the author.

The interpretive views expressed herein are those of the authors and may or may not reflect the views of Freegold.

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PROPERTY DESCRIPTION AND LOCATION

The Almaden mining property is about 13 miles east of Weiser, the county seat of Washington County, in western Idaho (Figure 1). The property is situated at the crest and on the western side of Nutmeg Mountain, a prominent topographic high in the area. The property consists of twelve patented lode claims and 141 unpatented lode claims, as well as leased private land, in sections 28, 29, 32, and 33, Township 11 North, Range 3 West, and sections 4, 5, 6, 7, and 8, Township 10 North, Range 3 West. Mineral rights to the various claims and fee ground cover a total of approximately 2,980 acres, or 1,242 hectares (Ferris, 2004).

The 12 patented claims at Almaden are the Sly Park 2 – 5, Missouri, Ibex, Red Rose, Sandstone, Weiser, Rimrock, and Weiser Cove No. 1 (Figure 2). They are leased from H. Davies and are known as the Davies Mining Lease (Appendix 1). The unpatented claims are the IA #1 - #87 group, located in 1979 by Homestake Mining Co., the CR #1 – #15, #18 - #21, #26 - #27, and #29 - #39 group located by Canu Resources in 1986, and the AG #1 - #22 group acquired from Almaden Gold Inc. in 1997. These groups consist of 141 unpatented mining claims.

Private property under lease from Chrestesen amounts to approximately 240 acres, and from H. Davies is approximately 40 acres.

Mineral rights in this part of Idaho are administered by the U.S. Bureau of Land Management (federal claims). Annual rents of $125 per claim are due and payable by August 31 of each year for unpatented federal mining claims Total 2005-2006 rents due for federal claims total $17,625. Claim rentals are paid in lieu of annual labor for unpatented federal claims. To the best of the authors’ knowledge, all claims and leases on the Almaden project currently are in good standing. Other than the 12 patented mining claims and private leased lands, both of which have been surveyed, the mining claims of the Almaden project have not been surveyed by a registered land or mineral surveyor and there is no State or federal law or regulation requiring such surveying. Survey plats for all patented mining claims are open to public inspection at the Bureau of Land Management. Permits for future work will be acquired from the U.S. Bureau of Land Management and the State of Idaho on an as-needed basis.

By agreement dated 13 December 1995 and various amendments, Freegold purchased a 60% interest in the mineral claims cited above. As consideration, Freegold paid US$250,000 to the underlying optionors, issued 4,621,714 common shares to the optionors, conducted additional metallurgical test work and competed a feasibility study (WGM, 1997).

Pursuant to Freegold submitting the feasibility report, it entered into a joint venture agreement whereby 60% of all further costs spent on the property were the responsibility of Freegold. The joint venture assumed the requirements to pay US$250,000 to underlying optionors (paid), US$4 per month for each acre acquired (approximately US$10,000 per year) and US$24,000 per year (with US$18,000 of this amount deferred for payment upon commencement of commercial production). This accumulated contingent liability for lease payments due on commencement of commercial production is US$414,000.

By agreement dated 17 April 2001, Freegold acquired the remaining 40% portion of the joint venture interest and 100% of the shares of Ican Minerals, Inc. and Canu Resources, Inc. for

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500,000 Freegold shares. Freegold now owns a 100% interest in the Almaden Property, subject to the underlying lease agreements.

The property is subject to a production royalty of 4% of net proceeds royalty payable to the underlying property owners.  The project is also subject to a 1% net smelter return payable to Barrick Gold (via their take-over of Homestake Mining) if the average price of gold for each monthly period is less than US$425 per ounce and 2% if the average price of gold for each monthly period is equal to or greater than US$425 per ounce.

ACCESS AND INFRASTRUCTURE

The Almaden property is located 13 miles east of Weiser, the Washington county seat (population 5,400). Weiser is 75 miles from the state capitol, Boise. Almaden is reached by a well-maintained paved county road for most of that distance, with the last two miles being a good quality all-season gravel road.

Elevations on the project range from 2,600 feet on the west side of the property to 3,733 feet at the top of Nutmeg Mountain. Hillsides are moderate to steep. Vegetation consists of various rangeland grasses and scattered areas of sagebrush. Average annual precipitation is 13 inches, coming mainly as winter snow (Attebery, 1987). Winters in this part of Idaho are cold while summers are hot and dry. The average temperature in January is 36.6 degrees F, and the average high in July is 92.7 degrees. Evaporation rates normally exceed precipitation rates.

There are no sources of surface water available in the immediate project area. WGM (1997) reported that three possible sources of surface water were present in the Almaden project are two irrigation reservoirs located 5.5 and 11 miles from the site, and the Weiser River, which has a possible diversion site located approximately 3.5 miles from the property. No wells capable of producing sufficient water for a mining operation are known to exist in the immediate area however no previous operator has attempted to drill a well of sufficient capacity to provide water for a mining operation.

Electrical power for the site would be available from Idaho Power. Previous mercury mining operations at Almaden, which ran intermittently from 1939 to 1972, derived its power from the Idaho Power commercial grid. Given the small size of the former mining operation, the utility lines and right of way corridor it utilized would be insufficient size for a larger scale mining operation. The closest Idaho Power high voltage power transmission lines are 6 miles to the east of the Almaden site and consist of the 230 kilovolt lines which run from the Brownlee Power Plant in the Hells Canyon Complex to a substation located in Ontario, Oregon.

HISTORY

The Almaden (or Osa Anna) mine on Nutmeg Mountain was originally a mercury mine according to Ross (1936). While other mercury occurrences are known from the region, Almaden appears to have received the most development work (Ferris, 2004). Harry Brown, a n owner of the Pittsburg Mining Co. made the first discovery of cinnabar at Nutmeg Mt. while herding sheep in the summer of 1936. Seventeen claims were staked over the following two

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years. On Brown’s death in 1938 the property was taken over by his mother Osa Anna Brown and his sister Ethel Bartlett. In 1938 the property was leased to Lawrence K. Requa, a mining engineer who then organized the Idaho Almaden Mines Co. Mr. Requa, as President of Idaho Almaden Mines was assisted by Allan and Herbert Hoover, Jr., two sons of former President Herbert Hoover (Attebery, 1987). Production began on May 17, 1939, and operations were carried on continuously until the mine shut down in December 1942. The mining operation consisted of a 50 ton per day reduction plant consisting of a crusher that reduced ROM ore to 1.5 inches or less before introducing the ore to a rotary kiln where the mercury sulfide was roasted and the mercury vapor condensed to elemental mercury (Attebery, 1987). During this period the mine produced 3,958 flasks of mercury, at a recovered grade of 6.27 pounds per ton (0.31%). The property was returned to the original owners in 1942. Subsequently, small, high-grade cinnabar occurrences were found on the northern part of the crest of Nutmeg Mountain and explored as late as 1953 (Ross, 1936, Ferris, 2004).

Mercury mineralization at Almaden cropped out at the surface and was mined in a broad open cut which eventually reached a length of 270 feet and a width of 135 feet. Maximum depth was 30 feet. Exploration was by shallow shafts and drill holes. Mining went underground to follow irregular zones too deep to mine by open cut methods. Although one shaft went to 165 feet in a fault, most of the workings were at a maximum depth of 30 feet.

Interest in the Almaden mercury deposits was rekindled in 1954 when Rare Metals Corporation of America leased the property and began exploration through its subsidiary, El Paso Gas and Oil Company (Attebery, 1987). The mercury mine was shutdown from 1942 until September 20, 1955 when production was resumed with what was reported to be the world’s largest single rotary kiln. The ROM ore was crushed to 3 inches or less and fed into the 90 foot by 5.5 foot rotary kiln. During the 45 minute process, the ore was roasted and the mercury vapor was collected and condensed in a water bath for further refining. At full capacity the mill processed 175 tons of ore per day and used 10 gallons of water per minute. In 1957, the mine produced 2,200 flasks of mercury but in 1959 the US government removed the $225 per 76-pound flask floor price and mercury mines all over the United States began to shut down. The production rate at the Almaden mine slowly decreased and a temporary shut down occurred in December 1961 when the price of mercury dropped to $183 per flask. Mining resumed in 1965 when the mercury production reached 100 flasks per month and in February 1966 by-product pozzolan, a silica-iron-aluminum compound that occurs naturally at Almaden and which lends several beneficial characteristics to cement during and after it cures. Mining rates varied from 90 to 120 flasks per month until October 1968 when thieves stole eighty-one 84-pound flasks of mercury valued at over $44,000. The operation struggled on but never recovered from this theft, eventually closing for good in March, 1972 (Attebery, 1987). Although reports from 1938 mentioned gold grades of 0.01 to 0.02 ounces per ton, there are no records of gold production from the Almaden mine.

In the interval from the closing of the mine in World War Two to the late 1990’s two properties emerged. The Davies Property consists of 12 patented mining claims totaling 240 acres (100 hectares) and the Chrestesen Property of approximately 240 acres of fee land.

Following discovery and development of the McLaughlin gold deposit in California in the mid-1970’s, Homestake Mining Company instituted a program to investigate hot springs with mercury occurrences as indicators of systems capable of containing gold. Homestake leased

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the Davies and Chrestesen properties and staked the IA claims in 1979 and explored the property for two years culminating in the drilling of 19 reverse circulation (RC) and 6 core holes (Table 1).

Homestake subsequently optioned the property to Freeport Resources which drilled a further 17 RC holes before dropping their option. Ican Minerals acquired the project from Homestake in 1985. Between 1986 and 1992, the property was further drilled by Western States (1986), Hycroft (1987) and Amax Gold (1991-1992) before reverting back to Ican (Table 1).

After Amax terminated it interest in the project in 1992, Ican drilled an additional 39 RC holes (7,545 feet) and 4 core holes (1,171 feet) into the Stinking Water basin, approximately 1,200 feet north of the bulk of the Almaden mineralization. A further 12 RC holes (2,514 feet) were drilled by Ican into the Cove Creek area immediately to the south of the main Almaden mineralization.

In 1995 International Freegold Mineral Development (now Freegold) acquired an option on the property. In 1996 and 1996 Freegold completed additional metallurgical test-work on pre-existing core samples, and completed 10 large diameter (4”) core holes and the 7 blast pits in the North and Main zones, both of which were utilized for bulk sampling purposes. This work culminated in a preliminary feasibility study that was completed by Watts, Griffis, and McOuat (WGM) in 1997.

Prior to the completion of the 1997 feasibility study, the price of gold began a 5-year decline that rendered the economics of mining at Almaden unattractive to Freegold and to the mining industry as a whole. During the period 1998 through 2004 Freegold sought joint venture assistance to develop the property but was not successful. Total expenditures on the project during this period were limited to federal rental payments and property lease payments. No other substantive exploration work has completed on the project since 1997.

From 1980 through 1997, metallurgical testing has been carried out by six of the above mentioned companies and the data collected by these operators includes 24,033 fire assays, 10,051 cyanide-soluble (HCL assays) assays, 214 bottle roll leach tests, and 188 column leach tests on drill cuttings, crushed drill core and blasted bulk surface material. Details of this work are presented in Mineral Processing and Metallurgical Testing.

In December 2004 Freegold completed evaluations of several mining properties in northern Nevada, including hot springs occurrences in the Northern Nevada Rift. As a result of these evaluations, the potential for high-grade feeder zone mineralization was recognized as an unexplored possibility at Almaden and efforts were made to interest potential joint venture partners to pursue this exploration model. On April 12, 2005 the senior author visited the Almaden project and spent one day on-site reviewing past exploration efforts and evaluating possible future exploration plans.

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Table 1: Summary of drilling on the Almaden gold project, 1980 to present

Operator	Period	Hole Nos.	Type	Number	Footage	Au	Au-Cyn	Laboratory	Analytical Method
Homestake	1980	555-573	RC	19	4,345	960	0	Cone Geochemical	FA/AAS
Freeport	1983	574-590	RC	17	4,905	787	0	Cone Geochemical	FA/AAS
Ican	1985-86	1-512	RO	512	91,140	16,687	6,867	Chemex	FA
Western States	1986	591-593	RC	3	ND	ND	ND	ND	No Data
Hycroft/Granges	1987	513-554	RC	42	6,365	463	921	Barringer or Chemex	FA
Amax	1991-92	594-651	RC	58	20,935	3,856	1,789	Bondar-Clegg	FA/AAS
Homestake	1981	C11-C16	CO	6	1,346	263	0	Hunter Analytical	FA
Ican(Searchlight)	1988	C1-C10	CO	10	2,190	495	0	Chemex(?)	FA
Amax	1991-92	C17-C26	CO	10	2,644	522	474	Bondar-Clegg	FA/AAS
			Subtotal Almaden	677	133,870	24,033	10,051

Ican	1993-94	CC1-CC12	RC	12	2,514	ND	ND	No Data	No Data
Ican	1993-94	SW1-39	RC	39	7,545	ND	ND	No Data	No Data
Ican	1993-94	SW40-43	CO	4	1,171	ND	ND	No Data	No Data
			Subtotal Cove Creek & Stinking Water	55	11,230	0	0

			Project Total	732	145,100	24,033	10,051

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With the continued rise in the gold price Freegold approved plans in late 2005 to re-evaluate the Almaden project and update mineral resource estimates to currently accepted standards. Prior to Freegold’s involvement in the project in 1995, three resource estimates were calculated on the property (Table 2, Glanville, 1996). These historical resource calculations are reported here for historical accuracy purposes only and do not comply with the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000. The first two studies were based on separate resource calculations generated by Bechtel Inc. (Bechtel, 1986) and by R.E. Gray & Associates (R.E. Gray, 1988) and were based on identical databases, which at the time included the first 499 RC holes (17,764 fire assays).  The third resource was calculated by Amax Gold (Amax 1993) and included all of the drill holes that served as the basis for the subsequent WGM reserve calculation (WGM, 1997) as well as the current resource calculations.  None of the four historical resource/reserve estimates shown in Table 2 are compliant with NI 43-101.

Table 2: Historical resource estimates for the Almaden project (not 43-101 compliant)

Company	Year	Tons	Grade (opt)	Ounces	Cut-off (opt)
Bechtel Inc.	1986	38,472,000	0.024	923,328	0.01
R.E. Gray & Assoc.	1988	43,676,000	0.021	917,196	0.01
Amax	1993	39,855,431	0.022	876,819	0.01
WGM – Proven	1997	37,903,000	0.021	795,963	0.01
WGM - Probable	1997	1,657,000	0.016	26,512	0.01

The resource estimates generated for this report are part of this reassessment. Freegold contracted with J.D. Graham & Associated to complete a revised resource estimate for the Almaden project in compliance with National Instrument 43-101 standards. The junior author spent one day on-site at the Almaden project on October 5, 2005.

As part of the Almaden project reassessment, Freegold engaged Hatch Ltd. of Vancouver B.C. in November 2005 to conduct a review of the 1997 WGM feasibility study and the underlying test-work and project design. Efforts by Hatch are on-going and have not been completed or released to the public at the time this report was completed.

GEOLOGICAL SETTING

The Almaden property is at the edge of the Columbia Plateau, a geologic province characterized by a thick succession of extrusive basalts which cover northeast Oregon, southeast Washington, and parts of western Idaho (Figure 4). Most of the rocks at the surface in the region are of the Columbia River Basalt group of Miocene age (John and Wallace, 2000; John and others, 2000). The Almaden property is on Nutmeg Mountain, which occupies the axis of a northwest trending anticline which forms an erosional window through the Columbia River Basalts. Nutmeg Mountain owes its topographic prominence to the hydrothermal silicification of Miocene sandstones that stratigraphically underlie the basalt (Ferris, 2004).

Almaden is underlain by sediments commonly assigned to the mid Tertiary Payette Formation. In the project area, the rock types include arkosic sandstones with lesser amounts of

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shale and mudstones. The mudstones are generally not silicified or mineralized and contain only minor amounts of pyrite. The main host for silicification and mineralization is the sandstone.

There are five lithologic units at Almaden: mudstone, sandstone, opalite, hydrothermal (silica) breccia and soil (alluvium).

1.

The stratigraphically lowest unit on the property is a gray, thin-bedded mudstone of the Middle Miocene Payette Formation. This rock unit crops out along the road west of the deposit and probably underlies Stinking Water Basin immediately west of the project. The mudstone contains fine-grained disseminated pyrite but is otherwise unmineralized and often occurs at the lower limit of disseminated gold mineralization at Almaden.

2.

The mudstone is overlain by several hundred feet of gray, coarse-grained arkosic sandstone, also of the Middle Miocene Payette Formation. This is the most extensive sedimentary unit on the property and is the host for the gold mineralization. The sandstone is well bedded and commonly contains plant fossils. Cross bedding is common. The unit includes both arkose and tuffaceous arkose, with lesser inter-bedded conglomerate, shale and rhyolitic crystal tuff.

3.

Opalite, while in reality an alteration product, is a mappable unit at Almaden and is thus described here as a lithologic unit. Opalite crops out over a large area of the Main zone and a smaller area around the North zone. The opalite unit consists of two lithologies: opalite and chalcedonic opalite. The upper part of the unit is made up of opalite. It consists of light gray to white, thinly layered, locally brecciated opal with varying amounts of clay. Plant fossils are present near southern part of the deposit. The opalite is 20 to 60 feet thick and grades downward into chalcedonic opalite. The chalcedonic opalite unit consists of massive chalcedony with lesser opal. It occurs only in the southern part of the deposit and ranges from 20 to 60 feet in thickness. The opalite and chalcedonic opalite both overlie the arkosic sandstone unit.

4.

The hydrothermal breccia unit consists of a dense massive poly-phase breccia composed of chalcedony, quartz, opal, clay and variably altered sandstone. The breccia exhibits multiple episodes of veining, brecciation and silicification. Within the breccia zone, sandstone is totally replaced by silica with no original sedimentary textures remaining. There are also blocks of less altered sandstone included as “exotic” blocks within the breccia zone. Opal veins cut the silica breccia and are more common near the contact with the opalite. The breccia grades to a silica-sandstone stock-work below the zone of intense silicification.

5.

Overburden at Almaden is composed of a mixture of brown soil, fanglomerate, colluvium and alluvium. The soil and alluvium are relatively thin and parts of the deposit have no cover.

The gently dipping sandstone units on Nutmeg Mountain are cut by a series of northwest (320o) and north-northeast (020o) trending high angle faults that appear to be syn-mineral and a set of near east-west (±20o of E-W) trending high angle faults that appear to be post-mineral in age (WGM, 1997; Figure 5). Gold grade thickness contour maps (Figure 6) indicate gold

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mineralization is strongly correlative with northwest structures in the Main zone while more sporadic gold mineralization in the North zone appears to be controlled by north-northeast structures. The strongest grade-thickness intervals (5-6 ft-oz) correspond to zones where the northwest and north northeast structure intersect. Later east-west structure appear to offset the silica cap in the Main zone and bound the southern margin of the North zone, suggesting post-mineral movement on these later structures.

An east-northeast trending fold set is exposed on Nutmeg Mountain and clearly predates the district-scale northwest-trending Paddock Valley structural zone along which the gold mineralization at Almaden forms (Ferris, 2004). These folds are best exposed east of the Main and North zones and are truncated on the west by the major northwest-trending fault zone which forms the east side of the Main mineralized zone. The influence of these pre-mineral folds, if any, is uncertain.

DEPOSIT TYPE

The Almaden deposit is considered a classic low sulfidation epithermal hot springs type gold – silver – mercury deposit (Figure 7, Cox and Singer, 1986, Nelson, 1988, Bonham, 1988). It bears a remarkable resemblance to time-stratigraphically equivalent gold – silver – mercury occurrences and deposits in the Northern Nevada Rift (John and Wallace, 2000; John and others, 2000; Wallace, 2003). At Almaden permeable arkosic sandstones of the mid-Tertiary Payette

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Formation were silicified near and at the paleosurface prior to ore deposition. Associated impermeable shale and mudstones underlying the sandstone units were unaffected except for pyritization (J. Wood, oral comm., 2005, Farris, 2004). Gold mineralization is concentrated below the silica cap and is best formed in permeable arkosic sandstones and quartz breccia veins. While lower limit of disseminated gold mineralization at Almaden is well established by drilling, previous exploration did not attempt to locate or define potential high grade feeder zones for the Almaden hot springs system (see Exploration).

MINERALIZATION

Unless otherwise cited, the following discussion of the mineralization present at Almaden has been derived from WGM (1997).

Gold mineralization at Almaden occurs in two well defined zones, referred to as the Main and North zones (Figure 6). The majority of the mineralization is in the Main zone. Gold mineralization takes the form of a tabular mineralized zone underlain by steeply dipping feeder veins. Mineralization is capped by a silica sinter composed of opalite that appears to pre-date the gold mineralization and apparently acted as an impermeable capping unit during hydrothermal alteration and mineralization (Figure 8, Ferris, 2004). This is a common feature in hot springs systems (Bonham, 1988). While limited information is available regarding depth extent of gold-silver mineralization in the Main zone, a set of N60°W trending, steeply dipping veins are exposed at the North zone on the ridge face west of the old mercury open pit. These veins may represent feeder structures for North zone mineralization.

The host rock below the silica cap is an arkosic sandstone of the middle Tertiary Payette Formation which is flat lying to gently dipping in the project area (Figure 9). Minor amounts of biotite-bearing sandstone and mudstone also occur in mineralized portions of the property. Within the sandstone, the permeability of individual beds appears to control the distribution of gold. This conclusion is supported by the variography of gold assays generated by Amax Gold. The variography shows a large horizontal range (stratigraphic control) but a very restricted vertical range of influence (structural control) for a given mineralized interval.

The mineralization in the Main zone occurs over a length of approximately 3,600 feet and a width ranging from 460 to 1,700 feet. The vertical thickness ranges from 10 to 490 feet and the average is approximately 150 feet (Figure 9). In the North zone, the mineralization occurs for a length of 1,400 feet, a width of 600 to 800 feet and a thickness of 20 to 170 feet, with an estimated average thickness of 90 feet.

Four styles of alteration are recognized on the Almaden property: opalite (sinter), silicification, argillization and carbonate alteration.

1.

Gold mineralization at Almaden is capped by a silica sinter composed of opalite that appears to pre-date the gold mineralization and apparently acted as an impermeable capping unit during hydrothermal alteration and mineralization (Ferris, 2004). Opalite is most abundant in the southern and central portions of the Main zone but extends outside of the surface projection of the 0.01 opt gold limit defined by drilling (Figure 5, Figure 8). Limited drilling has been done on these opalite zones outside of the Main zone.

2.

Silicification is by far the most common and widespread alteration at Almaden. Styles of silicification range from silica veining through silica flooding to total silica replacement of the host rock. The zone of most intense silicification is represented by a hydrothermal breccia unit. In the Main mineralized zone, the gold mineralization generally coincides with the most intense silicification although alteration cross sections derived from drilling indicate the opalite capping unit contains only a small percentage of the mineralization outlined in the Main zone (Figure 8).

3.

Argillic alteration is common, but is not well described in the drill hole logs. It ranges from weak clay alteration of sandstone to nearly total argillization. It appears to be most common and intense in the central part of the Main zone and along the fault zone at the east margin of the Main zone.

4.

Below and in the lower part of the mineralized zone, calcite – quartz alteration is common. It significance relative to individual veins or the deposit as a whole is uncertain (Figure 8).

Cinnabar at Almaden occurs primarily in the opalite unit. It is very fine grained and is typically deposited along fractures, in veinlets and as surface coatings in cavities (Ferris, 2004). Gold values in the opalite zone generally are low. Homestake Mining reported that gold is present as particles of native gold ranging from <1 to 9 microns in size. No visible gold has been reported during exploration of the property. The silver content of the gold averages 25%. A small proportion of the gold occurs as free gold however most of the fine grained gold occurs encapsulated in silica or associated with framboidal pyrite that is in turn silica encapsulated.

The only other sulfide mineral present in any significant quantity is pyrite. It occurs as very fine disseminated often framboidal grains in most of the rock units, but is less common in the opalite and hydrothermal breccia. Typically, the amount of pyrite is less than one percent,

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although it ranges up to 10 percent locally. Oxidation is nearly complete within the mineralized areas explored by drilling.

EXPLORATION

Geological investigations of the gold potential of the Almaden project at surface have been underway since Homestake’s original optioning of the property in 1979. The geological results of these efforts were presented above under Geologic Setting, Deposit Types and Mineralization. The following paragraphs contain additional details concerning these various programs which bear directly on the exploration potential remaining at the Almaden project.

WGM (1997) indicated that there is potential to add tonnage to the presently known resources identified in the North and Main zones. Two areas in particular were identified as having significant potential for additional mineralization. One area occurs the ridge face west of the North mineralized zone where samples with gold values up to 0.25 opt were reported from quartz veins which could be part of the feeder zone for the North zone (Dasler, 1988). The other area with exploration potential occurs at the north end of the Main zone where core hole C21 intercepted 50 feet grading 0.089 opt gold.

Outside of the main deposit areas, previous drilling by Ican to the south, in the Cove Creek area, and to the northwest, in the Stinking Water Basin area, intercepted significant gold mineralization (Figure 6). The Stinking Water area in particular returned several thick intervals with grades well in excess of average grades in the main Almaden deposit. The most significant intercept was in hole SW-40 which returned 134.8 feet grading 0.065 opt gold including 56.5 feet grading 0.116 opt gold and 12.3 feet grading 0.336 opt gold (Table 3). This hole contains the single highest grade gold interval from drilling in the entire Almaden project – 6 feet grading 0.371 opt gold from 104 to 110 feet in hole SW-40.  Both of these areas deserve further evaluation as they are along trend of the structure(s) which appear to control the mineralization in the main deposit area.

Table 3: Significant gold in drill holes from the

Cover Creek and Stinking Water zones.

Hole #	From (ft)	To (ft)	Thickness (ft)	Au opt
CC-8	120	160	40	0.038
SW-1	30	60	30	0.041
SW-10	20	120	100	0.024
SW-12	80	150	70	0.043
SW-13	100	237	137	0.048
SW-17	20	60	40	0.026
SW-2	60	203	143	0.025
SW-30	50	110	60	0.022
SW-4	70	100	30	0.027
SW-40	90.5	225.3	134.8	0.065
Including	90.5	147	56.5	0.116
And	100.3	112.6	12.3	0.336
SW-43	96	143	47	0.030

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The most significant untested exploration potential remaining at Almaden is unrelated to the low-grade disseminated mineralization that has received the bulk of the exploration effort in the past. A growing body of geological knowledge is being applied in the Northern Nevada Rift to properties that appear to have formed under identical metallogenic and tectonic conditions as the Almaden property. The Northern Nevada Rift is a north-northwest striking Oligocene to Miocene age volcanic rift feature that was caused by northeast – southwest extension of western North America beginning about 16.5 Ma (Figure 4, John and Wallace, 2000; John and others, 2000). Rifting in the Northern Nevada Rift occurred over a 2 million year period when northeast directed subduction of the Farallon plate periodically slowed or stopped.

All of the known hot springs type mercury – gold - silver deposits in the Northern Nevada Rift were formed during a 600,000 year period extending from 15.6 to 15.0 Ma (John and Wallace, 2000). These occurrences include the Buckskin- National, Snowstorm Mts., Midas, Ivanhoe, Rock Creek, Mule Canyon, Fire Creek and Buckhorn deposits and occurrences. The most notable of these occurrences is the Midas deposit (now the Ken Snyder mine) where Newmont Gold currently operates a high grade underground mine with mineable reserves in excess of 4 million ounces of gold and 35 million ounces of silver with an average gold grade in excess of 1 ounce of gold per ton. Many of the mineral occurrences in the Northern Nevada Rift were prospected for mercury prior to being explored for gold. In addition to gold, silver and mercury, most of these prospects also contain anomalous As, Mo, Sb, Se and Tl and are notably depleted in copper, lead and zinc (John and Wallace, 2000). The discovery of the blind high-grade veins at the Midas in 1994 has led to a resurgence in exploration in the Northern Nevada Rift.

The progress of the Farallon plate beneath the North American plate over the last 16.5 million years can be traced by the migration of the Yellowstone Hot Spot which migrated over 400 miles in a northeast direction from the McDermitt caldera on the north end of the Northern Nevada Rift to its current position in northwestern Wyoming (Figure 4). During this migration, several hiatuses in motion occurred, one of which gave rise to formation of a volcanic rift in southwestern Idaho. This volcanic belt is marked by a series of mercury occurrences that are well documented (Ross, 1956) but is also host to less well documented hot springs gold deposits such as the Almaden deposit.

Comparison of the Northern Nevada Rift with the volcanic rift of southwestern Idaho suggests the two share numerous similarities, including the mid-Miocene age of the host rocks, the strong north-northwest controls on mineralization, the associated mercury and anomalous As and Sb, the depleted base metal contents, the hot springs alteration and the strata-controlled nature of alteration and mineralization in basinal sediments. Given these similarities, a compelling case can be made that high level silica encapsulated gold-silver mineralization at Almaden may be the upper part of a deep-seated hot springs system with potential for bonanza grade quartz vein-hosted gold-silver mineralization similar to that being mined at the Ken Snyder mine (Figure 7).

Evidence from Almaden that supports the possibility of higher grade “feeder zone” mineralization was presented by Glanville (1997) who suggested that the Stinking Water zone, located northwest of the Main zone at Almaden, represents a deeper boiling zone than those exposed at the Main and North zones. Gold mineralization at Stinking Water is poorly exposed

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but occurs below a geochemically dead green clay (chlorite?) cap within a 150 to 200 foot wide, 36 degree west dipping body. This mineralization, in the form of gold-bearing quartz veins, stockworks and breccias hosted in silicified sandstone and arkose, formed well below the calcite zone which commonly marks the bottom of gold mineralization in the Main zone (Figure 8).

Additional support for higher grade feeder zones below the lower grade gold mineralization was presented by Dasler (1988) who examined 18 drill intervals from 10 separate drill holes that returned gold grades ranging from 5 feet grading 0.042 opt to 5 feet grading 0.324 opt. These higher grade intervals came from quartz vein zones which were interpreted to be high angle feeder structures. It was pointed out in this evaluation that the majority of the drill holes at Almaden to that point (1988) averaged less than 70 meters in depth and as such would not have been capable of testing the project for deeper high-grade mineralization. In addition, most of the holes drilled through 1988 were vertical or near vertical. Further reducing the chance that a given drill hole would intersect high angle feeder zones.

DRILLING

During the period 1980 through 1995, a total of 651 rotary holes (127,690 feet, both RC and conventional rotary) and 26 core holes (6,180 feet) were completed on the main Almaden project area by Homestake, Freeport, Hycroft, Western States, Ican, and Amax Gold (Table 1, Figure 3). In addition, Ican completed 7,545 feet of reverse circulation drilling in 39 holes and 1,171 feet of diamond core drilling in 4 holes in the Stinking Water basin area on the north side of the project and an additional 2,514 feet of reverse circulation drilling in 12 holes in the Cove Creek area on the south side of the project.

Due to the relatively flat-lying nature of mineralization at Almaden, approximately 90% of the holes drilled between 1980 and 1995 were vertical holes (607 of 677 holes, WGM, 1997). The remaining 70 holes were drilled at dips ranging from –85 degrees to –43 degrees. A total of 16 of the 26 total core holes completed to date at Almaden were drilled as angle holes with dips ranging from –85 to –44 degrees. All 10 of the core holes that were completed by Amax’s for metallurgical column leach testing were angle holes.

Average hole length was 203 feet for all of the core and rotary holes drilled in the Main and North zones at Almaden. Hole depths ranged from a minimum of 20 feet to a maximum of 740 feet (Table 4). The drilling at Almaden was designed to extend into the footwall of the mineralization. Average thickness of the mineralized envelope in the Main zone is 150 feet and ranges in thickness from 10 to 490 feet. Average thickness of the mineralized envelope in the North zone is 90 feet and ranges in thickness from and from 20 to 170 feet.

Table 4: Distribution of hole depths on the main Almaden project area, 1980 – 1995.

Depth	0 - 99’	100–199’	200-299’	300-399’	400-499’	500-599’	600-699’	700-799’
# holes	43	264	294	42	17	13	1	3

The spacing of drill holes across the Main and North zones varies with the highest density in the geographic center of mineralization along the predominant north-northwest trend of mineralization. As expected, the highest drill hole density, ranging from 38 to 89 feet between holes, occurs between the 3,720 foot elevation (highest elevation in the deposit) and the 3,280

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foot elevation (WGM, 1997). Between the 3,260 and 3,100 foot elevation the average drill hole spacing increases 100 to 200 feet reflecting the lack of deeper drill holes in the core of the Main and North zones and the relatively flat bottom to mineralization within the Almaden deposit.

All reverse circulation holes were sampled at 5-foot intervals while diamond core holes were sampled on a more irregular basis with individual sample intervals dependent on visible mineralization, silicate alteration and host lithology. WGM (1997) completed statistical analyses of the drill results from Almaden to evaluate variations between drilling types and drill hole populations to determine if variations were related to geological factors or laboratory/analytical factors, or both. Univariate statistical analyses for each population included number of sample intervals, number of missing samples, minimum value, maximum value, mean, variance, standard deviation, and co-efficient of variance. WGM (1997) concluded that the statistics show that mean gold grades within the Main and North zones at the Almaden deposit equal 0.015 opt gold. The rotary holes have a mean grade essentially equal to that of the population as a whole, reflecting the fact that rotary holes constitute 94% of the holes drilled. Core holes, as a group, have a higher mean grade and somewhat higher standard deviation than the population, due primarily to the fact that core holes were placed largely within known mineralized areas. The drill geochemistry displayed a log normal distribution with a bias in the range of 0.017 to 0.030 opt. WGM (1997) ascribed this apparent bias to the higher density of holes placed in the mineralized zones.

Further statistical treatment of the Almaden data by the authors revealed that only 102 of the nearly 24,000 assays above detection limit exceeded 0.10 opt with a high value of 0.26 opt gold. The frequency distribution of gold values as a whole is bottom-truncated and extremely peaked in the middle ranges, the former as a result of the lower detection-limits of the analytical methods, the latter a function of the more concentrated drilling within mineralized zones resulting in a higher frequency of values in the mid-ranges of the distribution. Artificial truncation of the top and bottom 5% and 10% of the geochemical database suggests that the apparent bias between 0.017 and 0.030 that was noted by WGM (1997) is most likely caused by higher gold values skewing the over-all statistics. For example, eliminating the top 10% and bottom 10% of the above-detection limit data results in a population mean for the Main and North zones of 0.0125 opt, a decrease of approximately 20%. It is clear from these data that the overall project average grade is sensitive to abnormally high values.

The statistics for drill geochemistry show variations that appear to reflect the focus of individual drilling programs rather than a bias inherent within the deposit itself (WGM, 1997). For example, holes drilled by Hycroft were drilled mainly within the deposit and therefore have a higher average grade than the population as a whole. Holes drilled by Freeport and Amax have lower mean grades than the population as a whole due in large part to the fact that many of these holes were drilled to define the limits of the deposit. The cumulative frequency curve for Almaden assay data shows a single assay population suggesting a single continuous mineralizing event probably created the Almaden mineralization.

Ican, Hycroft, Homestake, Amax and Freeport drilled twin holes during the exploration of the Almaden deposit. WGM (1997) examined 26 pairs of holes, including 3 rotary holes twinned by core holes. The twin data was evaluated by comparing histograms of the assay data and grade thickness calculations for the hole pairs. The down-hole distribution of gold value in 19 of the pairs showed good correlation. Six of the twinned holes showed a fair correlation and

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one twinned set correlated poorly. Overall, assays values below 0.05 opt compared very well while higher-grade assays showed more erratic correlation between holes. The erratic nature of higher grade gold mineralization may be a function of the erratic and discontinuous nature of breccia-hosted mineralization where higher gold grades are most likely to occur.

Except for efforts by Amax Gold, details relating to drilling types, techniques and protocols utilized by the various companies that have conducted drilling at Almaden are not available to the author. Much of the hard copy original material that may have contained data relating to this aspect of the work at Almaden has been lost over time (K. Walcott, oral comm., 2005).

Amax Gold completed 58 reverse circulation drill holes (20,395 feet) and 10 diamond core holes (2,644 feet) during their tenure on the Almaden project in the early 1990’s. Longyear Drilling did the core drilling using PQ wireline to produce core that was 3.345 inched in diameter (J. Wood, written comm., 2005). Details relating to the contractor and drill type used for the reverse circulation drilling are not available to the authors. The reverse circulation drilling was conducted using a conventional air-hammer and interchange system.

As part of Freegold’s initial efforts at Almaden, and to test the theory that longer leach times in column testing would lead to improved gold recoveries, Freegold blasted and sampled pits at four locations in 1995 (C, D, X and Site 6).  Based on the improved long-term recoveries indicated by this test program, Freegold completed 10 large diameter core holes (27-36) and drilled and blasted 4 new surface pits (C, Ridge and Trench) from late 1996 to early 1997.  The location of all of the Freegold holes and pits was shown in Figure 10.

Superior Drilling and Blasting of Nampa, Idaho was contracted to conduct the drilling and blasting of the surface pits and to complete the 4-inch diameter diamond core from this program. The 10 core holes were vertical in orientation and ranged in depth from 104 to 219 feet (McClelland, 1997). Samples from the first four surface pits were sent to Hazen Research of Golden, Colorado for metallurgical testing in 1995, while the samples from the subsequent three surface pits and core from the 10 holes was shipped to McClelland Laboratories in Sparks, Nevada.

SAMPLING METHOD AND APPROACH

With the exception of drilling efforts by Amax Gold and drilling and blasting of surface pits by Freegold, details relating to sampling methods and sampling protocols utilized by the various companies that have conducted exploration at Almaden are not available to the authors. Digital drill logs and copies of analytical assay certificates confirm that reverse circulation drill holes were sampled on consistent 5 foot intervals while core hole sampling was less regular and more dependent on rock lithology, mineralization and alteration.

During Amax Gold’s efforts on the project a geologist was on site logging drill chips throughout the RC drilling program (J. Wood, written comm., 2005). The RC samples were generally a 1/4 to 1/2 split from the drill and were carefully monitored by the on site geologist to obtain a 10 kg or larger sample. If the sample weights dropped below 10 kilograms, the splitter was removed and 100% of the sample was collected. When drilling in dry ground, a tiered Jones-

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type splitter was used to split samples. When water flow exceeded about 1 gallon per minute flow a conventional wet rotary splitter was employed. In areas of historical and obvious poor recovery, Amax Gold injected a water and mud mixture designed to seal off highly fractured and unstable holes thereby improving recoveries over what would otherwise have been possible.

Sample sites for the three run of mine (ROM) bulk samples collected by Freegold in 1997 were dozed to a depth of 3 feet to remove overburden in an area measuring 60 by 100 feet at each of four test sites (WGM, 1997). Each test pit was further divided into two halves. Blast holes were drilled to a depth of 25 feet on both halves of each site and hole spacing and powder loadings were adjusted to create a coarse sample on one-half of each site and a finer grained sample on the other half of the site. The resulting blast site produced a 20 foot bench. Sampling of broken rock was done with a backhoe along two 60-foot long trenches located 30 feet in from the edge of the blasted area and separated from each other by a distance of 40 feet. All six bulk samples were subjected to screen analysis to establish relative distribution of fragment sizes. Once screen analysis was completed the coarse and fine fractions from each site were homogenized for subsequent metallurgical testing.

SAMPLE PREPARATION, ANALYSES, AND SECURITY

A summary of analytical laboratories, analytical techniques, drilling methods and drilling totals for each company that completed work at Almaden is shown in Table 1. Details relating to sampling preparation methods, analytical techniques and sample security protocols utilized by Homestake, Freeport, Hycroft, and Western States are not available to the authors. Much of the hard copy original material that may have contained data relating to this aspect of the work at Almaden has been lost over time (K. Walcott, oral comm., 2005). Limited data on sample preparation and analytical techniques are preserved in digital files that were scanned and included in the 1997 preliminary feasibility study (WGM, 1997) however, these data relate primarily to composite drill interval samples, selected metallurgical samples and other smaller beneficiation tests rather than the bulk of the drill hole geochemistry.

In 1985 and 1986 Ican completed 512 conventional rotary holes (91,140 feet) and 10 diamond core holes (2,190 feet) on the Almaden project. Samples from this drilling were submitted to Chemex Labs for preparation and analysis. Samples sent to Chemex were prepared in Reno, Nevada by drying, coarse crushing and pulverizing to 100% passing 140 mesh (0.105 mm). A split of this material was sent to Chemex’s Vancouver, B.C. lab where a 1 assay-ton split was analyzed by fire assay procedures with a standard atomic absorption finish. The fire assay bead was weighed for assay results from 0.2 to 0.4 ounces per ton while assays in excess of 0.4 opt were subjected to gravity separation with the tails reanalyzed. Data relating to sample security measures employed by Ican Minerals are not available to the authors.

Reverse circulation drill samples submitted by Amax Gold were picked up at the Almaden drill sites by representatives of Bondar Clegg Ltd. Preparation and analyses for RC samples was by Bondar Clegg Ltd. No extraordinary sample security program was utilized by Amax (J. Wood, oral comm., 2005). Diamond drill core was transported each day in 2-4 foot lengths to a nearby logging and splitting facility in Weiser, Idaho. Once core logging was completed the core was driven by Amax representatives to McClelland Laboratory's metallurgical facility in Reno, Nevada. Portions of the core were sent to Barringer Lab’s Reno

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facility where warm cyanide test tube analyses were completed on potentially mineralized intervals.

As part of its metallurgical test-work on 12 core hole composites in 1992, Amax Gold determined that the abrasion index of the ore averaged 0.42 (ranging from 0.2638 to 0.6279), which is moderately high, primarily due to the high percentage of silica.  Testing on these same drill hole composites generated an average Bond Work Index of 19.8 kwhr/ton (ranging from 017.2 to 22.6, WGM, 1997).

ROM bulk ore samples collected by Freegold in 1996 and 1997 were obtained by drilling and blasting surface mineralization at the Trench, Ridge and C-Pit sites.  Approximately 10 tons of each bulk sample were collected and each was designated by project personnel as coarse or fine for a total of six 5 ton samples from the three zones.  The “coarse” or “fine” designations represented more intense fracturing based on wider or closer-spaced blast hole centers.  One half of each of the three samples sites was drilled on wider centers, and the other half on closer centers.   Initially each of the 6 sample sites was drilled on wider centers, and the other half on closer centers.  Each of the 6 samples (coarse and fine designations from each of the three initial bulk ROM ore samples) was dry screened in its entirety to obtain weight distributions for particle sizes ranging from plus 12” to –1/4”.  Fine particles were removed from all plus ¼” size fractions to insure minus ¼” weight distributions were accurate.

All particle sizes from the two dry screen analyses conducted on the three bulk ore samples were recombined to produce the ROM bulk ore samples subsequently designated as Trench, Ridge and C-Pit.  Recombined samples were blended by repeated coning with a front-end loader and were quartered to obtain two identical half splits.  A one half split of each bulk ore sample was retained at the ROM feed size.  The other half split of each bulk sample was reblended and quartered to obtain about 2,000 pounds for subsequent screening to obtain plus 6” screened material for vat leach tests.  Screened –6” rejects were saved, but were not used as samples for subsequent metallurgical tests.  ROM rejects (plus 6 inch) from each bulk ore sample (approx. 4 tons each) were hand broken to obtain minus 6 inch feeds (over 95% -6”) for subsequent metallurgical tests.  Each -6” bulk ore sample was reblended by repeated coning with a front-end loader and was successively quartered to obtain about 2,600 pounds for a column leach test, 1,400 pounds for a head screen analysis, and about 1,000 pounds for additional testing.  Minus 6” rejects (approximately 3,000 lbs) were retained for possible future use.

Each 1,000 pound split bulk sample (-6”) was crushed in entirety to minus ¾” in size before blending and splitting to obtain about 250 pounds for additional evaluation.  The remaining minus ¾” reject was retained.  The 250 pound split was then crushed to 80% passing 10

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mesh in size and was blended and split three times to obtain samples for triplicate direct head assay and cyanide solubility tests.  The remaining 750 pounds of reject material was blended and split to obtain 15 lb samples for pH control tests.

Four additional bulk ore samples designated C-Pit (B), D-Pit, X-Pit, and Site-6 were received from Hazen Research in a subsequent shipment.  About 570 pounds of each sample at nominal 6” in size were received.  Each bulk sample was prepared using essentially the same procedures described above.  Coarse rejects were retained but no metallurgical tests were conducted.  One quarter splits of each of the four bulk samples were crushed to 80% passing 10 mesh and were blended and split to obtain triplicate head assay and cyanide solubility test samples. The remaining reject material was used to make 15 lb samples for pH control tests

Core intervals from ten 4 inch diameter drill holes (holes 27-36) were received in a third shipment.  All core intervals were identified as either breccia or sandstone/siltstone (SS/SS) by Almaden project personnel.  A breccia rock type, a SS/SS rock type and 10 core hole composites were prepared.  The breccia composite consisted of 17 drill hole intervals totaling 409.5 kg from holes C27, C34, C35 and C36 while the Sandstone/Siltstone composite consisted of 43 intervals totaling 151 kg from holes C27, C34 and C35 (McClelland, 1997)

Rock type composites from the 10 core holes were prepared on a weighted basis.  The core hole composites were prepared by combing the remaining quantity from each interval to produce the respective hole composites.

Each core composite was crushed or hand broken (for +6 inch core pieces) to produce a 90% passing 2 inch feed size.  Each core composite was thoroughly blended and split to obtain about 400 to 600 pounds for a column leach test.  Rejects were stage crushed in entirety to 80% passing ½ inch size and then blended and split to obtain about 105 to 145 pounds each for column leach tests.  The remaining rejects (P801/2”) were stage crushed in entirety to 80% passing 10 mesh in size and were blended and split to obtain triplicate head assay and cyanide solubility test samples, and 3 kg splits for bottle roll tests.

Head grades were determined by triplicate direct head fire assay for all bulk samples and core composites.  Head grades were also determined for the Trench, Ridge, and C-Pit bulk samples by head screen analysis.  Cyanide solubility tests were conducted on each of the triplicate head assay pulps for all bulk samples and core composites (McClelland, 1997).

DATA VERIFICATION

Details relating to sampling verification protocols utilized by Homestake, Freeport, Hycroft, Western States are not available to the author. Much of the hard copy original material that may have contained data relating to this aspect of the work at Almaden was lost over time (K. Walcott, oral comm., 2005).

A set of 765 original and duplicate analyses supplied by Ican were compared for consistency by Bechtel

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Inc. (Ashley, 1986). Original assays were conducted by Chemex Labs. A split from the same pulp was sent to Bondar Clegg Ltd. in Vancouver and analyzed by similar fire assay techniques. The results indicated a correlation coefficient of 0.976 for the sample pairs and also indicated that the Bondar Clegg samples were consistently 15% higher grade than their corresponding pair analyzed by Chemex. Statistical analysis of the results by Bechtel suggested that the sample population was neither normal nor symmetrically distributed. Further statistical analysis indicated that for grades less than 0.02 to 0.03 opt, there is virtually no difference between the results from the two labs. For sample results above 0.03 opt, there is difference of 12-15% between the two populations. Bechtel concluded that the differences could be the result of two sample populations being present in the 765-pair subset population. There was no information available at the time of Bechtel’s report addressing whether or not the two possible sample populations were metallurgically different. However, as a result of this finding, Bechtel increased assays above 0.02 by 10% in their block modeling.  This process was not followed when the current resource estimates were calculated.

All samples collected by Amax Gold were accompanied by standard, blank or duplicate samples inserted by Amax Gold representatives on a 1 for 10 basis. Approximately 80% of the standard and blank samples inserted into the sample stream were Amax control samples prepared specifically for Amax Gold. Information provided by Amax Gold indicates there was no reason to doubt the accuracy and integrity of the samples they collected at Almaden (J. Wood, written comm., 2005).

WGM (1997) also reviewed the check assay data contained in the files.  The data itself was visually examined and the summaries prepared by the various parties were reviewed.  The raw data was not recompiled. The Amax samples were analyses at Bondar Clegg with check assays done at Barringer. The majority of the Amax results were summarized in an internal memo dated September 1992.  According to the Amax memorandum, the difference between the check assays and the original assays ranged from –42% to +38% with an average difference of +10.6%.  Amax concluded that the check assays indicated “consistent acceptable data”.

As part of the resource estimation process conducted by WGM (1997), the first 5-10 assays in the digital database from 47 holes, or about 5% of the holes, were checked against the original assay reports.  Although a number of errors were noted, most of these “errors” were differences of 1-2 digits in the 3rd significant figure of a given analytical result. WGM (1997) ascribed these errors to rounding procedures and concluded that none of the errors noted in their verification process were significant.

In December 2005 the senior author randomly checked 483 samples from the Almaden digital database against scanned copies of analytical certificates retained by Freegold. Verification of reported gold assay grade and drill hole intervals were completed on each sample selected from the database. A total of 472 samples (97.7%) had correct analytical and drill footage data in the digital database currently being used for the Almaden project. Four digital sample results checked retained the correct drill hole number and interval but had an incorrect gold value entered in the digital database. The remaining seven incorrect samples in the database displayed both incorrect drill hole number and interval and an incorrect gold value. Several of the errors can be explained by rounding of certificate data in the database. The only significant error was found in hole 196 where gold values from four non-contiguous sample intervals were omitted in the digital database. These samples returned values ranging from 0.011 to 0.034 opt. Based on the above verification tests, the Almaden digital database is sufficiently accurate for the purposes for which it is being used.

Following completion of the mineral resource estimate that is summarized in this report, Freegold extracted 31 sets of “twin” drill holes from the Almaden drill hole database. These 31 sets of data included 25 drill hole sets where both holes were RC holes and 6 drill hole sets where one hole was RC and the other core. Holes that qualify as twin sets include holes whose spacing is less than 10 meters, a separation distance arbitrarily selected by the authors.   As was true of the sample comparison conducted by Bechtel (Ashley, 1986) and WGM (1997) the twin hole comparison completed by the authors indicated that, in general, the higher the gold value the less well correlated were the two corresponding intervals in the twin holes.  In some holes grade variability was significant at lower detection limits however this variability may be more

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related to lower detection limit accuracy and repeatability within the analytical equipment.  Grade variability between holes is likely a function of high angle controls for breccia and vein hosted mineralization which cross-cuts earlier flat-lying sandstone unit. This combination of early, lithologic controls and later high angle breccia and vein controls is likely to introduce significant variability between drill holes since a set of twin holes are unlikely to have intercepted the same high and low-angle mineralization.

ADJACENT PROPERTIES

To the best of the authors’ knowledge there are no other mineralized properties adjacent to the Almaden project.

MINERAL PROCESSING AND METALLURGICAL TESTING

Historical Background: Recovery and beneficiation tests have been conducted on mineralized material from Almaden by a number of companies since the mid-1980s. Most of these tests have targeted cyanide leach characteristics and gold recovery rates although crushing and grinding tests and to a lesser degree blasting tests were completed. A detailed discussion of all facets of these various tests is beyond the scope of this report, however, A brief summary of each of the mineral processing and metallurgical test studies completed is presented below.  A more detailed summary of the work completed by Freegold in 1996 and 1997 is presented because of its relevance to overall project economics.

1.

Bechtel Inc, Dec 1986, Review of test data on Almaden gold ore: prepared for Canu Resources, Ltd. The Bechtel report (Bechtel, 1986) summarizes the following reports:

a.

Dawson Metallurgical Labs, 1981, 1986: Tests consisted of 1) twelve agitation cyanide leach tests on ground material and 2) six bottle roll tests run for 72 hours using "as received drill cuttings". Recoveries for the ground material ranged from 83.5% to 25.5% and averaged 60.6%. Recoveries for the "as received" material ranged from 42.7% to 79.9% and averaged 56.6%. These data highlighted two properties of the ore revealed in later, more extensive testing: 1) gold recovery is relatively insensitive to crush size above about 10 mesh crush size, and 2) gold recovery varies significantly throughout the deposit.

b.

Legend Metallurgical Lab (undated 1986): Tests consisted of 57 bottle roll tests on drill cuttings crushed to 1/4", 10 mesh, and 100 mesh. Recoveries were 41%, 42.1%, and 65%, respectively. In addition, bottle roll tests were performed on a 25' composite from drill hole #35, a 25’ cutting composite from drill hole #75, and a sample from the surface. These tests evaluated the affects of roasting and treatment with aqua regia. The results indicated 1) a slight improvement in recovery with roasting, 2) a marked improvement with aqua regia, 3) silica encapsulation is the primary reason for low gold recovery, and 4) pyrite encapsulation of gold is a minor negative factor in gold recovery.

c.

Legend Metallurgical Lab (undated 1986): Tests also included two column leach tests, one crushed to 10 mesh, and the other to 1/4 inch. The sample used was a composite from drill holes # 35 and #75. Bottle rolls recovery for

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minus 100 mesh material averaged 68% while column recoveries were 43.8% and 41% respectively after an unspecified time. Bioleaching and bottle roll tests of 10 mesh residue from the tests improved recoveries to about 60%. The results of the residue leaching indicate that the column tests were too short and that pre-oxidation improved recovery.

d.

Kappes, Cassidy & Associates, 1985, 1986: Tests included thirteen 48 hour bottle roll tests on "pulverized ore" from the surface. Recovery averaged 66.8%. Three agglomerated column tests run for 42 days on surface material (bottle roll recovery = 63.3%) averaged 47.5% recovery (note the higher column leach recovery with a longer leach time). The results of these tests indicated that: 1) bottle roll recovery improves at finer crush sizes, and 2) the reason for low cyanide soluble gold recovery is silica encapsulation.

e.

Bondar-Clegg, Inc, 1985 1986: Performed 132 "shake tests" using 10 lbs/ton cyanide, 1 hour at 80 degrees Centigrade with sample pulverized to 100% passing 140 mesh. Extractions averaged about 80%.

f.

Lindstrom/Bateman, 1986: Performed 6 column leach tests, 28 day duration. These tests used material crushed to 20 mesh, 10 mesh, 1/4 inch and 1 inch. Recoveries were similar for the 10 mesh to 1 inch crush sizes and averaged 43.8%. Ore crushed to -20 mesh yielded 55% recovery.

g.

Minmet Scientific Ltd 1986: Conducted a study of 10 polished sections and found that gold occurs as grains ranging from 5 microns down to fractions of a micron in diameter in association with silica. Some of the gold is totally encapsulated within silica.

h.

Russel M Honea, 1986: Studied two polished sections and found that gold is partly encapsulated within silica and partly free and ranges from 9 microns down to 1 micron.

2.

McClelland Laboratories, Inc. 1987: Report on bottle roll and heap leach cyanidation tests on five Almaden surface ore samples. Bottle rolls used -1/2 inch material and were run for 72 hours. Recovery averaged 36% however three of the tests indicated that recovery steadily increased through the life of the test. Columns employed ROM, 2 inch and 1/2 inch feed. The 2 inch and 1/2 inch columns were terminated at 19 days, the ROM column, after 33 days. Recoveries were independent of crush size and averaged 40% (7% higher than the bottle roll recoveries). Recovery was increasing slowly to the end of the tests, apparently by about 1% per 3 to 4 days however, most of the leaching was completed by day 10. The leaching behavior of the ore, characterized by rapid gold recovery within the first 10 days or so, followed by a long, slow, steady recovery period has been experienced at other hot springs gold deposits, including Wind Mountain, where short-term column leach recoveries were 45%-50% but operating recoveries now exceed 70% after 4 years of leaching. Conclusions from the McClelland testing program are: 1) recoveries are insensitive to crush size, with recoveries from 6" and 1/2" material being approximately equal, 2) The columns continue to produce gold for as long as the tests were run, and 3) recoveries for the 10 to 33 day column tests exceeded the 72 hour bottle roll recoveries which also showed upward trending recovery.

3.

Orocon Inc, Oct 28, 1987: Test 1 was conducted on material from A pit sized to 80% minus 200 mesh and gave recoveries of 82.7%. Test 2 was completed on material from B pit sized to 80% minus 200 mesh and gave recoveries of 61.5%. Test 3 was conducted on material from pit 3 sized to 80% minus 200 mesh and gave recoveries

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of 61.7% recovery. Test 4 was conducted on composite material sized to 80% minus 325 mesh and gave recoveries of 73.4%. Test 6 was conducted on material from A pit sized to minus 325 mesh and returned recoveries of 79.6%. Test 7 was conducted on material from B pit sized to 80% minus 325 mesh and gave recoveries of 82%. Test 8 was conducted on material from pit 3 sized to 80% minus 325 mesh and gave recoveries of 76.7%.

4.

Rainer Wolf Consulting Metallurgist, Feb. 5, 1988: Report on column leaching and bottle roll testing of 3 bulk surface samples from A Pit, B pit and #3 location, sites all now known to be characterized by very low cyanide soluble gold grades. Material was crushed to 100% minus 1/4 inch and agglomerated with cement. Tests were completed on one sample from "A" pit and two samples each from "B" pit and Site #3. Tests were run for about 120 days. Gold recovery continued throughout test life and averaged 30.6% or about 80% of cyanide soluble gold at these sites.

5.

McClelland Labs, Inc, 1992: Report on bottle roll and column leach tests completed at 1/2 inch crush size of composite core material. Column leach tests were open cycle and run for 46 days. After 14 days gold pregnant solution grades were below detection limits. Column leach recovery averaged 42.9%, cyanide soluble gold averaged 65.8% and tests recovered 64.6% of cyanide soluble gold. Gold recovery was determined by gold capture on carbon.

6.

AMAX Metallurgical Report, Dec 2, 1992 AMAX Research and Development: This report (Doughman, 1992) summarizes the column leach and cyanide solubility tests performed by or accumulated from previous work and entered into the AMAX data base. Amax Gold conducted two test programs on drill core, one at McClelland Laboratories on core holes C17 through C20 and the second at Hazen Research on core holes C21 through C26.  The report is based on 7,916 cyanide soluble assays and column tests of 1/2 inch material run on 13 core sample composites from 6 diamond drill holes. Ten column tests were run at 1/2 inch crush, 11 at 3/4" and 11 at 1 1/2". Little difference was noted in recovery between the 3 crush sizes. A comprehensive evaluation of drill cuttings and core by AMAX shows that 67% of the gold in the resource is cyanide soluble. Initial efforts at crushing and grinding characteristics revealed a moderately high abrasion index of 0.42 due in large part to the high silica content of the mineralization and a Bond Work Index of 19.8 kwhr/ton.

7.

McClelland Laboratory, January 13, 1995 (for Cambior), Reports the results of 5 bottle roll tests on drill cuttings composted from 636.5 feet of cuttings drilled by Ican in 1994. The samples were crushed to 90% minus 8 mesh and leached for 96 hours. Recoveries ranged from 76.5% to 42.9% and averaged 61.6%. Gold recoveries increased for 3 of the samples to the end of the test therefore the ultimate cyanide solubility of the material could not be determined.

8.

Hazen Research Inc., October 23, 1996: In 1995 John Drier of Freegold commissioned a new metallurgical test program at Hazen Research using the remaining core samples from the Amax work. Freegold also obtained four bulk samples by drilling and blasting at four surface sites, referred to as C pit, D pit, X pit, and Site 6 (Figure 10).  Material from these blast pits was tested at Hazen Research. Gold extractions were relatively quick, with over 80% of the gold eventually leached from the ore at 180 days being solubilized in only 20 days for eight of the nine ores tested. For the ninth ore, over 70% of the gold leached by Day 180 was solubilized in the 20-day period. Less of the cyanide-soluble gold was recovered in this study than was recovered from the Almaden ore tested earlier at the run-of-mine size. For the

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l/2-inch ore, the average portion of cyanide-soluble gold recovered was 83%. Differences in the amount of fines present in the samples, the types of samples (drill core samples versus blasted bulk surface samples) and the degree of ore oxidation probably account for the apparently contrary results, with more gold being extracted from the coarser top size run-of-mine samples than was extracted from the half-inch crushed ore samples of this study. Estimated cyanide consumptions as well as lime consumptions were significantly higher for this study than in the run-of-mine column study. Average estimated cyanide consumptions and lime additions were 0.4 pounds NaCN per short ton and 0.8 pound CaO per short ton. All of the ore samples evaluated rinsed clean of cyanide in a relatively short period of time as indicated by weak acid cyanide dissociable concentrations in column rinse solutions of less than 0.2 parts per million in less than seven days. Environmental leaching tests conducted on column tailings indicated that soluble mercury, arsenic, and barium exist in most of the samples at unacceptably high levels as defined by the Meteoric Water Mobility Test and Synthetic Precipitation Leaching Procedure test. Soluble molybdenum is also still present in the tailings in significant amounts.

9.

Watts, Griffis and McQuat, 1996-97: Freegold commissioned WGM to obtain additional bulk samples for metallurgical testing.  The primary purpose of these studies was to assess the long-term leaching characteristics of the Almaden mineralization, a subject that previous cyanide leaching studies had not adequately defined. The results from these studies were included in the preliminary feasibility study issued by WGM (1997). In 1996 three ROM bulk samples (each approx. 10 tons) were generated from the Trench, Ridge and C-Pits and sent directly to McClelland Labs for testing. In 1997 the bulk rejects from the 1995 Hazen program from pits C, D, X and Site 6 pits were shipped from Hazen Research to McClelland Labs for additional testing. In addition ten large diameter (4”) core holes (numbered 27 through 36) were drilled by Freegold and subsequently prepared by McClelland to obtain two rock type composites (breccia and sandstone/siltstone) and 10 hole composites that were then subjected to column leaching tests (Figure 10). Conclusions drawn from this work are summarized in more detail below and are drawn from WGM (1997).

Freegold Metallurgical Testing: Cyanide solubility tests on head assay pulps for all 7 bulk samples and 12 core composites indicate that a variable percentage of the contained gold is unavailable to cyanide most likely due to silica and/or sulfide encapsulation.  Average cyanide solubility recoveries for bulk ore samples ranged from 71.0% (Site-6) to 87.7% (C-Pit) and averaged 78.6% for the seven bulk ore samples.  These data indicate that about 21% of the contained gold is not liberated with grinding to minus 150 mesh size. A similar trend was indicated for the 12 core composites.  Cyanide solubility recoveries ranged from 59.3% (hole 31) to 89.8% (hole 34) and averaged 73.4%.  Core composites from holes 31 and 35 indicate higher levels of silica and/or pyrite encapsulation with cyanide soluble recoveries of less than 60 percent.

Direct agitated cyanidation (bottle roll) test results indicate that the 12 core composites are amenable to cyanidation treatment at an 80% passing 10 mesh feed size.  Gold recoveries ranged from 27.3% (hole 35, 79% breccia) to 61.9% (hole 34, 46% breccia), and averaged 48.8% in 96 hours of leaching.  Average gold recovery from two 100% breccia composites was 45.1% while that from six 100% SS/SS composites was 50.8% and from mixed breccia, SS/SS

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composites were 47.6%.  These data indicate that metallurgical differences between rock types were not substantial.  Drill hole 31 (SS/SS) and 35 (79% breccia) composites were the least amendable to direct agitated cyanidation treatment and along with cyanide solubility test data, indicate more extensive gold encapsulation.  Core composites SS/SS, hole 30, hole 32, hole 33 (all SS/SS), hole 34 (46% breccia), and hole 36 (79% breccia) were more readily amendable to cyanidation treatment with gold recoveries averaging 55% or higher.  Cyanide solubility test results for those six composites indicate less complete silica encapsulation of gold.

Gold recovery rates were fairly rapid initially, but gold was generally being extracted at a substantial rate from most core composites when leaching was terminated at 96 hours.  Gold recovery would improve somewhat with a longer leaching cycle.  Cyanide consumptions were generally low, ranging from 0.30 to 0.89 pounds per ton (hole 31), and averaged 0.49 pounds per ton of ore.  Lime requirements were low to moderate, ranged from 3.5 pounds per ton (hole 35) to 8.8 pounds per ton (hole 36) and averaged 5.3 pounds per ton of ore.

Large column percolation leach test results indicate that bulk samples, particularly from Trench pit and C pit, are readily amendable to heap leach cyanidation treatment at a nominal 6” feed size.  Gold recoveries of 78.9%, 55.9%, and 83.0% percent were achieved from the Trench pit, Ridge pit, and C pit bulk samples, respectively, in about 80 days of leaching and washing (Table 5).  Gold recovery was substantially complete in about 30 days.  Gold extraction continued after 30 days but at a much slower rate.  Average cyanide consumption was 0.80 pounds per ton of ore.  Lime requirements were moderate and ranged from 5.5 (Ridge) to 9.7 (Trench) pounds per ton of ore.

Column percolation leach tests also were conducted on the 12 core composites at 90% passing 2 inches and 80% passing ½ inch feeds (WGM, 1997). In general core composites returned lower gold recoveries than bulk ore samples, possibly due to the fact that core recoveries were poor in some intervals due to gouge and/or high clay/sericite content. If gold was present in such material it would not have been present and available for cyanide leaching in core composites while it would have been available in blast pit composites.  As expected, overall recoveries and recovery rates were higher for ½ inch material than for 2 inch material, regardless of leach time. Initial recovery rates (≈21 days) were fairly rapid, but gold extraction progressed at a slow rate the reminder of the leach cycles (≈66 days) regardless of crush size. Cyanide consumptions average 1.0 pound per ton but should be approximately one-third of this rate in commercial production. Lime consumption averaged 7.6 pounds per ton (required to keep pH above 10). Gold recoveries of over 50% were achieved from ½ inch material for breccia, SS/SS, hole 30, hole 32, hole 33, hole 34, and hole 36 core composites. Gold recoveries were less than 40% for hole composites 27, 31, and 35 regardless of feed size.

In summary the column leaching conducted by McClelland (1997) spanned 75 to 180 days during which two distinct recovery phases were evident. The primary leach phase results in rapid leaching due to gold on exposed surfaces. This phase lasts about 45 days, and provides about 67% of the gold recovered by leaching. The second phase is slow but steady leaching of gold with extrapolations indicating active leaching for as much as two years. In this phase cyanide and dissolved oxygen must diffuse into cracks in the ore fragments, complex the gold ions, and diffuse back out. The complexed gold ions must then be washed off and recovered as pregnant solution.  As expected, gold extraction was progressively higher in the finer fractions. The result of the 1997 column leach tests suggest that 56.9% of the gold in the Almaden heaps

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will be extracted during mine life.  This figure rises to 58.3% at the end of “trickle down” phase of heap leaching and increased to 63% at the end of heap detoxification.

Vat leach tests were conducted on plus 6” screened material from each bulk sample to determine the need for primary crushing and to determine if plus 6” material could be discarded without significant loss of gold.  Gold recoveries of 21.9%, 29.6% and 46.4% percent were achieved from Trench pit, Ridge pit, and C pit plus 6” material, respectively, in 76 days of vat leaching and washing.  Weighted recoveries (based on initial ROM screen analysis weight distributions) were 72.7%, 51.8%, and 77.8% percent for Trench pit, Ridge pit, and C pit ROM feeds, respectively.

Table 5: Summary Metallurgical Results, Column and Vat Leach Tests, Almaden Bulk ROM Ore Samples and Core Composites. Data from WGM, 1997

Sample	Rock	Test	Feed	Extracted	Extracted	Au Rec.	Consumption	lb/ton
Type	Type	Type	Size	Au opt	Hg opt	%	Lime	NaCN
Trench	Surface	Vat	+6”	0.0072	0.029	21.9	0.4	1.95
Trench	Surface	Column	-6”	0.0388	0.055	78.9	9.7	0.74
Ridge	Surface	Vat	+6”	0.0056	0.006	29.6	0.6	1.89
Ridge	Surface	Column	-6”	0.0152	0.009	55.9	5.5	0.83
C-Pit	Surface	Vat	+6”	0.0026	0.013	46.4	0.3	1.73
C-Pit	Surface	Column	-6”	0.0132	0.011	83.0	8.5	0.83
Breccia	Breccia	Column	2”	0.0110	0.073	41.5	4.2	0.57
Breccia	Breccia	Column	½”	0.0142	0.098	50.0	4.2	0.90
SS/SS	SS/SS	Column	2”	0.0072	0.081	45.3	4.2	0.59
SS/SS	SS/SS	Column	½”	0.0112	0.183	59.9	4.2	1.16
Hole 27	84% Breccia	Column	2”	0.0056	0.040	35.7	5.2	1.44
Hole 27	84% Breccia	Column	½”	0.0091	0.141	37.8	5.2	0.92
Hole 28	100% Breccia	Column	2”	0.0069	0.068	34.8	3.4	0.55
Hole 28	100% Breccia	Column	½”	0.0102	0.141	44.5	3.4	0.98
Hole 29	100% SS/SS	Column	2”	0.0058	0.155	32.2	3.4	0.48
Hole 29	100% SS/SS	Column	½”	0.0083	0.281	44.9	3.4	0.89
Hole 30	100% SS/SS	Column	2”	0.0077	0.075	45.3	5.0	.049
Hole 30	100% SS/SS	Column	½”	0.0100	0.133	52.9	5.0	.073
Hole 31	100% SS/SS	Column	2”	0.0059	0.093	26.0	4.6	0.43
Hole 31	100% SS/SS	Column	½”	0.0083	0.253	36.6	4.6	0.76
Hole 32	100% SS/SS	Column	2”	0.0131	0.214	49.4	5.4	0.67
Hole 32	100% SS/SS	Column	½”	0.0162	0.463	57.0	5.4	0.93
Hole 33	100% SS/SS	Column	2”	0.0058	0.045	48.7	3.6	0.84
Hole 33	100% SS/SS	Column	½”	0.0075	0.122	56.8	3.6	0.99
Hole 34	46% Breccia	Column	2”	0.0106	0.062	54.6	3.0	0.88
Hole 34	46% Breccia	Column	½”	0.0124	0.110	60.5	3.0	0.85
Hole 35	79% Breccia	Column	2”	0.0045	0.024	18.4	2.8	0.95
Hole 35	79% Breccia	Column	½”	0.0062	0.077	37.3	2.8	1.23
Hole 36	79% Breccia	Column	2”	0.0194	0.329	46.0	7.2	0.95
Hole 36	79% Breccia	Column	½”	0.0256	0.741	59.8	7.2	0.98

Additional geochemical analyses were conducted for silver and mercury during the 1997 metallurgical tests.  Silver grades were low or undetectable for all bulk pit and core composites.  Consequently, silver recovery data is not discussed in detail in this report. Mercury analyses were conducted on all loaded carbons from all column and vat leach tests.  Constituent analyses for environmental consideration were conducted on final barren solutions from the minus 6 inch

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column leach material derived from bulk samples from Trench pit, Ridge pit and C-Pit. Calcium levels in the solution indicate the potential for scaling in pumps and piping.  High silica contents also may lead to scaling and to carbon fouling. Mercury contents averaged 6.5 ppm in barren solutions even though significant mercury was absorbed by carbon in the recovery circuit (see next paragraph).  Other elements found in excess of legal drinking water maximums included arsenic cadmium, copper, iron and nickel.

Limited testing completed on carbon loading and carbon kinetics revealed a low carbon loading for gold in all of the 1997 ROM samples.  Some of the carbon loading problem was related to high organic matter in the hot springs during alteration and mineralization.  In addition, further analysis indicated that mercury was being loaded on carbon at a rate 2.5 times that of gold and 8 time that of silver.  Based on these results, a Merrill-Crowe zinc precipitation circuit was recommended for commercial production applications at Almaden. A Merrill-Crowe system would not be affected by either the high mercury or the high organic carbon content of Almaden mineralization.

MINERAL RESOURCE ESTIMATES

The following mineral resource estimate was compiled by J. D. Graham, P. Eng., the junior author of this report using parameters derived from existing data on the Almaden project. The author is a principal in the consulting firm of J. D. Graham & Associates Ltd. which prepared this report under a consulting contract with Freegold.

Mineral Resource Estimation Methodology: The following resource estimate was calculated using version 5.0k of the Surpac Vision suite of computer programs. The author has relied on digital assay records from the WGM (1997) database. These records have been verified as described under Data Verification. The primary source data was a file containing 6,612 composites (5,494 in the Main Zone and 1,118 in the North Zone). These composites represent drill hole assays averaged into 20-foot vertical intervals, with a common reference elevation. The resulting averaged assays are termed composite assays or composites. The computer generated composites were spot checked by the author using Excel spreadsheet calculations of composite grades for an angle hole and a vertical hole. The junior author conducted a number of block grade interpolation trials to determine composite selection distances and weighting that would yield satisfactory block grade estimates. In this process the audit debug output from the interpolation program was compared to manual plots of composite locations. The checks verified that the computer programs were performing as anticipated.

The resources estimated in this report are contained in a three dimensional model similar in orientation and block size to the WGM (1997) model, consisting of blocks measuring 40 by 40 feet in plan and 20 feet high in the vertical dimension (Figure 11). The previous used terminology that divided the deposit into North and Main mineralized zones was retained.

In the development of the final resource model, grades were first calculated using inverse distance interpolation. Previous resource estimates by WGM utilized a search radius of 300 feet in the horizontal direction while calculations completed by Bechtel and R.E. Gray used 200 feet.  The author’s analysis of the variograms developed by WGM (1997) and a series of trial grade calculations resulted in interpolation parameters that differed from those used by WGM. The

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composite search used in the present study was ellipsoidal, with the major axis of 170 feet, oriented at 337 degrees. It is unclear why WGM did not orient their search along this trend, considering that WGM noted that the mineralized zone was oriented in a northwest direction and that the variograms showed the longest range in this direction. The present search, being less than the 300 foot WGM search and the 200 foot search used by Bechtel and R. E. Gray, has resulted in a more conservative resource estimate than the historical figures.

The minor search ellipse axis was in the northeast direction, perpendicular to the major axis. The ratio of minor to major axes was 1:1.2, resulting in a minor axis length of 142 feet. Within the search ellipse, only composites within 25 vertical feet above and below the block center were used, which further limited selection of composites to the level being interpolated, plus one level above and one level above. Within this search volume, 4 composites were required or a grade was not calculated, resulting in a zero grade block. Only the closest 12 composites found within the search were used.

Block grades were calculated using the square of inverse distance. The northeast southwest component of distance was multiplied by a factor of 1.2 before being squared, to reflect the anisotropic nature of grade distribution noted in the variograms. Original gold assay values were not cut because of the low incidence of higher grade values in the drill database.

Geological Controls: The present resource estimate recognizes the need to apply geological controls to the limits of mineralization. The most comprehensive available source of geology was a set of 6 east west cross-sections showing rock type, alteration and gold content above 0.01 opt. The sections vary in spacing from 400 to 1,100 feet. These cross-sections, supplied by Freegold, are dated November 1993 and bear the name of Amax Gold Inc. (Figures 12 through 14). These sections were considered adequate for use as geological control sections for the resource estimates.

The Amax cross-sections depict faulting, lithologies and mineralization at >0.01 opt cut off and indicate that gold mineralization often follows certain favorable lithologies. A number of primarily vertical faults are shown. In several areas the 0.01 opt gold mineralization is interpreted as terminating against high angle faults suggesting either post-mineral motion along these faults and/or these faults were present prior to mineralization and acted as impermeable barriers to gold-bearing hydrothermal fluids.

The following procedure was used to insure that the block model conformed to the geological constraints illustrated in the Amax sections. Vertical check sections were drawn through the block model at 200 foot intervals. In the Main Zone, the orientation of the check sections was 067 degrees, which is perpendicular to the orientation of the Main mineralized zone and the major search axis. The North Zone has a north – south trend so the check sections in this zone were oriented east – west. Displayed on the sections were the interpolated blocks lying on section, assays from drill holes within ±50 feet of the section and the Amax 0.01 opt gold outer boundary. Only the Amax outlines within ±200 feet of the section were shown on a particular section (Figure 11). The North zone has a north-south trend so the check sections in this zone were oriented east–west.

Generally there was good correlation between the interpolated blocks and the Amax mineralization outlines (Figure 11). Each check section was examined to detect any interpolated blocks that were not compatible with the Amax outlines. In most cases of discrepancy, particularly in the Main zone, the interpolated grades did not extend as far from the drill holes as the Amax 0.01 opt gold boundaries. In this case grade blocks were not added to the model. In other areas the block grades extended beyond the Amax 0.01 opt gold boundaries. These blocks are termed “outliers”. The outlier blocks were further examined on drawings showing the interpolated blocks in plan view (a block plan map was prepared for each 20 foot level on which the sections showed outliers). Certain outlier blocks were removed from the model. The decision to remove outliers or not was based on 1) the presence or absence of a drill hole(s) in the area of the outlier blocks; 2) the pattern of drill holes in the area; and 3) the composite value from the drill holes near the outlier. One such area where outliers were not removed was near holes 331, 464, 101, 278 and 276 (Figure 11). These holes show consistent drill hole values above 0.01 opt gold in an area Amax did not identify as having values above 0.01 opt gold. It is not known why Amax did not extend their 0.01 opt line into this area.

In applying the geological constraints described above, blocks removed in the Main zone represented approximately 400,000 tons while blocks removed from the North zone totaled approximately 200,000 tons.

Specific Gravity: WGM (1997) calculated densities for 11 lithologic and structural units drawn from 100 samples of drill core within the Almaden deposit. The density determinations ranged from 12 to 13 cubic feet per ton. The outlines of lithologic and structural units used by WGM were not available to the authors. Furthermore, the record of the densities assigned to the individual blocks could be found and there is no record of a weighed average density for the deposit. Because of these limitations, the present tonnage estimates used the lowest of the reported densities, 13 cubic feet per ton, for all resource blocks.

Cutoff: A cut off of 0.011 opt was chosen based on a review of the WGM economics of the deposit. This cut off should be reviewed following preliminary examination of the resource using more current precious metal prices, recovery estimates and operating costs and adjusted if necessary. As a measure of tonnage sensitivity to grade, Table 8 reports tons and grades at cutoffs of 0.006, 0.008, 0.010 and 0.012 opt.

Mineral Resource Estimate: The following mineral resource estimate for the Almaden deposit is in compliance with the definitions given in National Instrument 43-101 and the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as amended.

In the Main zone, blocks were included in the indicated mineral resource classification if they lay within a rectangular solid having north and south walls within ±300 feet of an Amax cross-section, measured perpendicular to section, and having east and west walls defined by the ends of the Amax sections. Blocks outside this range were classed as inferred mineral resources. In the North zone the Amax control sections show a higher proportion of thin mineralized beds and correspondingly a lower proportion of thick volumes of continuous mineralization. Because of this less reliable distribution of mineralization the selection distance for indicated mineral resources in the North zone was reduced to ±250 feet of the Amax sections. Blocks outside of this range and/or beyond the end of the Amax sections were classified as inferred mineral resources.

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In the Main zone only isolated blocks or groups of blocks assigned a grade by interpolation occur below the 3,100-foot elevation. The paucity of tonnage at lower elevations is due in large part to the limited drilling below this elevation. The Amax control sections also bottom at 3,100 feet elevation. Considering both the lack of drilling and the absence of geological control, mineral resources were not reported below the 3,100 foot elevation.

Based on a cutoff grade of 0.011 opt gold the Almaden deposit contains indicated mineral resources of 22,526,000 tons grading 0.021 opt gold in the Main zone and 2,252,000 tons grading 0.019 opt gold in the North zone (Tables 6 and 7). Using the same cutoff grade, the Almaden deposit also contains inferred mineral resources of 16,337,000 tons grading 0.018 opt gold in the Main zone and 3,652,000 tons grading 0.018 opt gold in the North zone (Table 6 and 7). Total indicated resources for the deposit equal 24,778,000 tons grading 0.021 opt gold. Total inferred resources for the deposit equal 19,989,000 tons grading 0.018 opt gold.

Table 6: Indicated mineral resources for the Almaden deposit, 0.011 opt cutoff

	Main	Zone	Main	Zone
Elevation Interval (ft)	Tons, 1000’s	Opt Au	Tons, 1000’s	Opt Au
3700-3720	118	0.017	81	0.019
3680-3700	224	0.019	246	0.022
3660-3680	295	0.021	357	0.024
3640-3660	354	0.021	386	0.023
3620-3640	433	0.019	421	0.02
3600-3620	509	0.017	330	0.016
3580-3600	598	0.016	234	0.014
3560-3580	568	0.014	103	0.012
3540-3560	659	0.017	74	0.013
3520-3540	847	0.02	20	0.014
3500-3520	1,043	0.023
3480-3500	1,371	0.024
3460-3480	1,501	0.026
3440-3460	1,563	0.026
3420-3440	1,506	0.025
3400-3420	1,555	0.023
3380-3400	1,538	0.022
3360-3380	1,452	0.021
3340-3360	1,403	0.02
3320-3340	1,334	0.019
3300-3320	1,117	0.017
3280-3300	792	0.016
3260-3280	640	0.015
3240-3260	487	0.014
3220-3240	303	0.013

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3200-3220	116	0.015
3180-3200	52	0.013
3160-3180	25	0.013
3140-3160	57	0.012
3120-3140	39	0.013
3100-3120	27	0.012
Zone Totals	22,526	0.021	2,252	0.019
Total Indicated	24,778	0.021

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TABLE 7: Inferred mineral resources for the Almaden deposit, 0.011 opt cutoff

	Main	Zone	Main	Zone
Elevation Interval (ft)	Tons, 1000’s	Opt Au	Tons, 1000’s	Opt Au
3700-3720	30	0.015
3680-3700	170	0.017	357	0.023
3660-3680	359	0.018	448	0.021
3640-3660	546	0.02	416	0.021
3620-3640	635	0.019	431	0.019
3600-3620	664	0.017	389	0.018
3580-3600	632	0.015	340	0.015
3560-3580	487	0.014	202	0.013
3540-3560	440	0.016	103	0.013
3520-3540	443	0.018	42	0.015
3500-3520	490	0.018
3480-3500	578	0.019
3460-3480	647	0.021
3440-3460	773	0.022	Northwest	zone
3420-3440	906	0.022
3400-3420	965	0.023	20	0.016
3380-3400	1,006	0.022	49	0.015
3360-3380	1,021	0.02	94	0.014
3340-3360	1,075	0.018	123	0.019
3320-3340	1,098	0.016	150	0.019
3300-3320	851	0.016	162	0.018
3280-3300	620	0.016	148	0.017
3260-3280	445	0.016	118	0.015
3240-3260	281	0.015	57	0.014
3220-3240	258	0.015	5	0.011
3200-3220	194	0.015
3180-3200	162	0.015
3160-3180	113	0.015
3140-3160	167	0.015
3120-3140	170	0.015
3100-3120	108	0.015
Zone Totals	16,337	0.018	3,652	0.018
Total Inferred	19,989	0.018

Discussion of the Inferred Mineral Resource: The central sections of the Main and North zones and to a lesser extent the Northwest mineralized zones of the Almaden deposit have

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been drilled on close spacing. In the Main zone 45% of the interpolated blocks have a composite within 50 feet of the block center and 88% of the interpolated blocks have a composite within 100 feet of the block centre. In the North zone 39% of the interpolated blocks have a composite within 50 feet of the block center and 87% of the interpolated blocks have a composite within 100 feet of the block center. Despite the higher drill density in this part of the deposit, the limited geological controls available to guide grade interpolation prevented categorizing mineralization in the Measured category.

There is a gap in the tonnage table between elevations 3540 and 3400 of the North mineralized zone. This gap exists because holes collared on the ridge in the central section of this zone extended no deeper than 3540 elevation. Also, holes located on the western side of this zone were collared at elevations of 3400 and lower.

Material Affect of Non Geoscientific Factors: Non geoscientific factors such as environmental, permitting, legal, title, taxation, socio-economic, marketing, and political issues can affect the estimate of mineral resources. In the case of a Mineral Resource under the current CIM standards, there must be reasonable prospects for economic extraction. In the author’s opinion, none of the non-geoscientific factors that may impact the Almaden deposit rule out the prospects for economic extraction from the deposit.

Material Affect of Technical Factors: Numerous geoscientific factors have the potential of affecting the economic viability of a given gold deposit such as Almaden. These factors include, but are not limited to reserve drill hole density, blasting characteristics, pit wall stability, stripping ratio, mining dilution rates, electrical consumption related to work index, gold metallurgy and recovery rates, reagent consumption and deposit hydrology. Reliable sensitivity data for such geoscientific factors have not been generated for the Almaden deposit and therefore cannot be discussed here. Table 8 shows the effect of changing cutoff grades on total tons and average grade of several cut offs.

Table 8: Sensitivity of grade and tonnage to cut-off grades, Almaden Deposit.

Cutoff Grade (opt gold)	Main, North & NW Zones, Indicated Mineral Resources
	Tons, 1000’s	Grade (opt gold)
0.006	42.9	0.015
0.008	34.6	0.017
0.011	24.8	0.021
0.012	22.2	0.022

As a further check on the reliability of the block model grade estimates completed for this resource estimate, 10 assay intervals from Freegold’s large diameter core holes C27 through C36 were compared against the block models calculated by Surpac Vision software used in the resource estimate (Table 9).  The three assay splits from each core hole interval were averaged and then compared to the block model assay for the same footage intervals.  Block model assays ranged from 4.8% more than the corresponding core interval grade to 43.22% less than the corresponding core interval grade. Block model assay grades averaged about 10% lower than the

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corresponding interval from the large diameter core samples. If this comparison holds for the remainder of the Almaden resource base it suggests that the current resource estimates for Almaden are conservative.

Table 9: Comparison of grades from block model and large diameter core intervals

Core Hole No.	Split A (opt)	Split B (opt)	Split C (opt)	Split Avg. (opt)	From (ft)	To (ft)	Block Model Average (opt)	Percent Difference
27	0.021	0.025	0.023	0.023	12	189	0.018	27.64%
28	0.022	0.021	0.021	0.021	20	110	0.019	9.74%
29	0.018	0.017	0.016	0.017	4	165	0.017	-2.36%
30	0.020	0.020	0.017	0.019	0	160	0.016	18.56%
31	0.022	0.023	0.024	0.023	12	104	0.024	-4.80%
32	0.029	0.027	0.029	0.028	6	116	0.020	43.22%
33	0.013	0.015	0.013	0.014	4	190	N/A	N/A
34	0.017	0.018	0.021	0.019	35	219	0.019	-3.38%
35	0.023	0.022	0.022	0.022	20	153	0.023	-1.51%
36	0.041	0.040	0.040	0.040	25.6	123	0.038	5.15%

OTHER RELEVANT DATA AND INFORMATION

In October 2005 Environmental Data Resources Inc. (EDR) completed a database search of potential environmental hazards in the Weiser, Idaho area (EDR, 2005).The resulting EDR-Site Report was derived from the search of over 4 million government records from more than 600 federal, state and local environmental databases. Because of its past mercury production and current inactive status, the Almaden mine was identified in the CERCLIS-NFRAP (Comprehensive Environmental Response, Compensation, and Liability Information System – No Further Remedial Action Planned) database administered by the U.S. Environmental Protection agency. The original CERCLIS database contains data on potentially hazardous waste sites that have been reported to the EPA by states, municipalities, private companies and private persons, pursuant to Section 103 of the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA). CERCLIS contains sites which are either proposed for addition to or already on the National Priorities List (NPL) and sites which are in the screening and assessment phase for possible inclusion on the NPL. As of February 1995, CERCLIS sites designated "No Further Remedial Action Planned" (NFRAP) have been removed from CERCLIS. NFRAP sites, such as the Almaden mine area, may be sites where, following an initial investigation, no contamination was found, contamination was removed quickly without the need for the site to be placed on the NPL, or the contamination was not serious enough to require Federal Superfund action or NPL consideration. EPA has removed approximately 25,000 CERCLIS sites from their databases to lift the unintended barriers to the redevelopment of these properties and has archived them as historical records so EPA does not needlessly repeat the investigations in the future. This policy change is part of the EPA’s Brownfields Redevelopment Program to help cities, states, private investors and affected citizens to promote economic redevelopment of otherwise unproductive urban sites.

In December 2002 the Idaho Department of Environmental Quality conducted a site visit of the Almaden mine site at the request of the U.S. Environmental Protection Agency. The preliminary assessment report concluded that the present mine dumps and remaining facilities at the old mine sites do not pose significant threats to surface waters, subsurface waters, soils or air quality (DEQ, 2002).

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During a one-year period extending from May 1986 through May 1987 Canu Resources commissioned baseline studies of the Almaden project area through the Snake River Regional Studies Center at the College of Idaho in Caldwell, Idaho. These studies included archeological, cultural, historical, floral, faunal, water chemistry and soil chemistry surveys conducted by various individuals (Attebery, 1987). While preliminary in nature, these studies identified several areas where future baseline studies need to be conducted:

1.

Archeological: A total of 45 recent and/or prehistoric archeological sites were identified, mostly in the Cove and Bear Creek basins to the south, east and north of the project area. Most of the sites contain flint or chalcedony chips indicative of tool making for skinning, butchering, hunting and wood/bone tool making.

2.

Floral Survey: Numerous native and introduced species share the Almaden property however only a few species of plants appear to be capable of reproducing and thriving on soils containing heavy metals released by oxidation, sulfide mineralization and siliceous opalite.

3.

Faunal Survey: This survey concluded that decreased faunal diversity is inevitable as disturbances related to mining increase.

4.

Water and Soil Surveys: Fifteen water sample sites and 13 soil sample sites were established in the Cover Creek and Bear Creek basins and in the Stinking Water basin on the north side of the Almaden project. Significant amounts of mercury were detected in soils from Stinking Water basin and from waters draining Cover Creek on the south side of the project. Significant amounts of arsenic, lead, and selenium wee detected in water samples from Stinking Water basin

To the best of the author’s knowledge, there are no other data available to the author that bear directly on the potential of the Almaden property.

INTERPRETATIONS AND CONCLUSIONS

The Almaden gold property consists of 12 patented claims, 141 unpatented claims, and private ground totaling approximately 2,980 acres in Washington County, Idaho. The property is road accessible with reasonable labor and infrastructure in the region. Initial mining efforts at Almaden date back to the 1930’s when the focus was mercury production. However, with recognition of hot springs related gold systems in the 1970’s, Almaden was examined for its gold potential. During the period 1980 through 1995, a total of 651 rotary holes (127,690 feet, both RC and conventional rotary) and 26 core holes (6,180 feet) were completed on the main Almaden project area by Homestake, Freeport, Hycroft, Western States, Ican, and Amax Gold (Table 1, Figure 3). In addition, Ican completed 7,545 feet of reverse circulation drilling in 39 holes and 1,171 feet of diamond core drilling in 4 holes in the Stinking Water basin area on the north side of the project and an additional 2,514 feet of reverse circulation drilling in 12 holes in the Cove Creek area on the south side of the project.

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Known near-surface gold mineralization at Almaden is hosted in a classic hot springs-style epithermal setting. Early formation of an opalite silica cap restricted subsequent fluid flow and help focus later gold - silver – mercury mineralization in a permeable mid-Tertiary sandstone unit. Mineralization is controlled by regional and district-scale northwest, north northeast and east west structures and is associated with pervasive silica flooding, polyphase veining and brecciation, argillic alteration and carbonate alteration. The early silica cap is host to most of the mercury mineralization but little of the gold mineralization. Gold is fine grained (<1 to 9 microns) and is either mostly silica or pyrite encapsulated or both. Besides cinnabar, the only other sulfide mineral present in any significant quantity is pyrite. It occurs as very finely disseminated, often framboidal grains in most of the rock units, but is less common in the opalite and hydrothermal breccia. Typically, the amount of pyrite is less than one percent, although it ranges up to 10 percent locally. Oxidation is nearly complete within the mineralized areas explored by drilling.

In late 2005 Freegold commissioned a new resource estimate for the Almaden deposit.  This estimate was designed to comply with Canadian National Instrument 43-101 and the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000. The study resulted in total indicated resources for the deposit of 24,778,000 tons grading 0.021 opt gold. Total inferred resources for the deposit are estimated at 19,989,000 tons grading 0.018 opt gold.

Additional resource potential in the Almaden area exists at the Stinking Water and Cove Creek prospects to the north and south of the main Almaden resource base. While drilling data are limited, both of these areas deserve further evaluation as they are along trend of the structure(s) which appear to control the mineralization in the main deposit area.

Deep, high-grade “feeder zone” gold – silver mineralization is the other area where significant resource potential exists at Almaden. Following discovery of the Midas gold deposit in 1994, it became apparent that old mercury and/or mercury – gold occurrences in the Northern Nevada Rift have significant but virtually unexplored potential for high grade gold – silver mineralization below the exposed mercury rich hot springs occurrences (Goldstrand and Schmidt, 2000). Since then, deposit such as Mule Canyon, Buckhorn and Hollister, each thought to be Carlin-type derivatives in the 1980’s, were recognized as hot springs gold – silver – mercury occurrences representing the upper extremes of a typical hot springs hydrothermal system (John and Wallace, 2000; John and others, 2000). Comparison of the Northern Nevada Rift with the volcanic rift of southwestern Idaho where the Almaden deposit is located suggests the two share numerous similarities, including the mid-Miocene age of the host rocks, the strong north-northwest controls on mineralization, the associated mercury and anomalous As and Sb, the depleted base metal contents, the hot springs alteration and the strata-controlled nature of alteration and mineralization in basinal sediments. Given these similarities, a compelling case can be made that high level silica encapsulated gold-silver mineralization at Almaden may be the upper part of a deep-seated hot springs system with potential for bonanza grade quartz vein-hosted gold-silver mineralization similar to that being mined at the Ken Snyder mine (Figure 7).

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RECOMMENDATIONS

Based on the past exploration on the property and mineral exploration being conducted at similar systems in the Northern Nevada Rift, the following recommendations are warranted:

1.

All geological data from existing drill logs should be integrated into the project drilling database to assist in production of plan and section maps to be used for drill targeting and future resource estimates. Verification of digital database gold values with available laboratory certificates should be expanded to eliminate errors through the drill database. Approximate cost of this work is $50,000 (Table 10).

2.

Infill and step-out reverse circulation drilling should be conducted in the Stinking Water zone to determine the extent and grade of higher grade intervals encountered in previous drilling.  Encouraging past results suggest the Stinking Water area may have potential to host surface-mineable resources that should be quantified prior to conducting additional metallurgical or economic scoping exercises. Total recommended drilling would be 10,000 feet in 15-20 holes. All holes should be logged from chip trays retained for future use.  A ¼ split should be collected at the drill site and analyzed for gold by fire assay plus a multi-element suite, including mercury, by ICP methods using four acid digestion. Total approximate cost would be $400,000, including all labor, drilling, analytical, permitting, reclamation and support costs (Table 10).

3.

Supplemental metallurgical test-work is recommended in order to gain a better sense as to how recovery increases with smaller crush sizes.  No size versus recovery test work has been done on bulk, blasted samples in the past.  As such, this “shot rock” which will have a higher number of micro-fractures, was consistently reporting higher recoveries than smaller crush sizes which were generated from core material.  Smaller crush sizes of blasted material are expected to result in improved gold recoveries, and additional test-work on blasted material at varying crush sizes from ROM down to 3/8 inch is required to determine an optimum crush size.  Sample locations for this supplemental blasting should be selected after the above mentioned geological evaluation is completed in order to ensure that sampled materials are representative of the deposit as a whole.  Approximate cost of this work = $350,000 (Table 10).

4.

Infill and confirmation drilling should be conducted in the Main and North zones to provide updated information on rock chemistry, rock mechanics, rock densities, lithology controls, metallurgy and other parameters currently not available.  All core should be PQ (3.345 inches) diameter or larger to enable sample replicates and metallic screen analyses to be

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conducted in addition to cyanide leach metallurgical testing.  Total recommended drilling would be 10,000 feet in 20-30 holes. All holes should be logged, photographed, split and analyzed for gold by fire assay plus a multi-element suite, including mercury, by ICP methods using four acid digestion. Total approximate cost would be $1,000,000, including all labor, drilling, analytical, permitting, reclamation and support costs (Table 10).

5.

Deep feeder zone mineralization should be explored by core drilling with minimum target depths of 2,000 feet and maximum depths of 3,000 feet. Initial targeting would be directed to the northeast or southwest to test for northwest-trending feeder zones parallel to regional and district-scale structural trends. All core should be HQ diameter or larger to enable sample replicates and metallic screen analyses to be conducted in the event coarse grained gold – silver mineralization is encountered. Total recommended drilling would be 15,000 feet in 5-7 holes. All holes should be logged, photographed, split and analyzed for gold by fire assay plus a multi-element suite, including mercury, by ICP methods using four acid digestion. Additional metallurgical tests, metallic screen analyses and cyanidation tests should be conducted on mineralized intervals in these holes.  Total approximate cost would be $900,000, including all labor, drilling, analytical, permitting, reclamation and support costs (Table 10).

Table 10: Summary of cost estimates for recommended exploration and development programs on the Almaden project.

Recommended Program	Approx. Cost (US$)	Comments
Database Work	50,000	No field work anticipated
Stinking Water Drilling	400,000	10,000 feet RC drilling
Metallurgical Tests	350,000	Crushing and recovery
Main & North Drilling	1,000,000	Infill, 10,000 feet core
Deep Bonanza Drilling	900,000	15,000 feet core
Total	$2,700,000

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069avalon@alaska.net

REFERENCES

Amax Gold Exploration, Inc., 1996, Almaden Geology - Correlation of gold recovery with the geology of the core holes and reverse circulation holes drilled by AGEl: memorandum, S. Richey to D. Tyler, March 5,1996,2 p. plus tables and appendices.

Ashley, K.J., 1986, Idaho Almaden check assays: Bechtel Inc. Internal Rept. to Canu Resources, job number 18779, 3 pp.

Attebery, L.W., (ed.), 1987, Baseline study, Almaden project: Snake River Regional Studies Center, College of Idaho, 289p.

Bechtel Inc., December 1986, Review of test data on Almaden gold ore: prepared for Canu Resources, Ltd.

Bonham, H.F., Jr., 1988, Volcanic hosted gold deposits: in Bulk Mineable precious metal deposits of the western United States: Schafer, R.W., Cooper, J.J and Vikre, P.G., eds., 1988, Symposium Proceedings of the Geol. Soc. Nevada, pp. 263-271.

Cox, D.P., and Singer, D.A., eds., 1986, Mineral deposit models: U.S. Geological Survey Bulletin 1693, 379 p.

Dasler, P., 1988, Summary report for the Almaden property, Washington County, Idaho: unpublished rept. by Searchlight Resources Inc in Almaden Project Prefeasibility Study: unpublished rept. by Orocon, Inc., 41 pp.

DEQ, 2005, Almaden mine preliminary assessment report: Idaho Department of Environmental Quality, public report to U.S. Environmental Protection Agency, 30 p.

Doughman, Terry, 1992, Almaden Project Final Report: private report to Amax Gold, Inc., December 4, 1992, 42 pp. plus appendices.

EDR, 2005, EDR DataMap Area Study, Almaden mine, Weiser, Idaho 83672: Environmental Data Resources Inc., Inquiry number 01533710.1r, 41 p.

Ferris, C.S., 2004, Almaden Gold deposit, Washington County, Idaho: Internal Rept. Prepared for Freegold Ventures Limited.

Freeman, C.J. and Bird, C., 2005, Executive Summary for the Almaden Gold Property, Washington County, Idaho: NI 43-101 report for Freegold Ventures Ltd., March 15, 2005

Granville, R., 1997, A Technical Report on the Almaden Gold Deposit in Idaho: Ross Glanville & Associates, Internal Rept. prepared for International Freegold Mineral Development, 25p.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069avalon@alaska.net

Goldstrand, P.M. and Schmidt, K.W., 2000, Geology, mineralization and ore controls at the ken Snyder gold – silver mine, Elko County, Nevada, in Cluer, J.K., Price, J.G., Struhsacker, E.M., Hardyman, R.F., and Morris, C.L., eds., Geology and Ore Deposits 2000 - The Great Basin and Beyond: Geological Society of Nevada, Symposium Proceedings, May 15-18, 2000, pp. 265-287.

Hazen Research Inc., 1996, Column leaching of half-inch Almaden gold ore: Internal Rept. to Almaden Gold, 28 p.

John, D.A., and Wallace, A.R., 2000, Epithermal gold-silver deposits related to the northern Nevada rift, in Cluer, J.K., Price, J.G., Struhsacker, E.M., Hardyman, R.F., and Morris, C.L., eds., Geology and ore deposits 2000: The Great Basin and beyond Geological Society of Nevada, Symposium Proceedings, May 15-18, 2000, pp. 155 – 175.

John, D.A., Wallace, A.R., Ponce, D.A., Fleck, R.J., and Conrad, J.E., 2000, New perspectives, on the geology and origin of the northern Nevada rift, in Cluer, J.K., Price, J.G., Struhsacker, E.M., Hardyman, R.F., and Morris, C.L., eds., Geology and Ore Deposits 2000 - The Great Basin and Beyond: Geological Society of Nevada, Symposium Proceedings, May 15-18, 2000, pp. 127 – 154.

McClelland Laboratories, 1992, Heap Leach and Milling/Cyanidation Testwork on Core Composites: private report to Amax Gold, Inc., January 10, 1992,75 pp plus appendices.

McClelland Laboratories 1995, to Cambior, Direct Agitated Cyanidation Tests - Core Composites: private report to Cambior, January 13, 1995, 7 pp plus appendices.

McClelland Laboratories, 1987. Heap Leach Cyanidation Test on Almaden Ore: private report to Hycroft Resources and Development, Inc., July 2, 1987,21 pp.

McClelland Laboratories, 1994, Direct Agitated Cyanidation Tests - Core Composites: private report to Cambior, December 12,1994,5 pp plus appendices.

McClelland Laboratories, 1997, Heap Leach Cyanidation Evaluation - Almaden Bulk Ore Samples and Core Composites: private report to International Freegold Mineral Development Inc., July 21, 1997, 90 pp plus appendices.

Orocon Inc., 1987, Testwork Carried Out on Samples from the Almaden Property: internal report, October 28, 1987, 14pp.

Nelson, C.E., 1988, Gold deposits in hot springs environment: in Bulk Mineable precious metal deposits of the western United States: Schafer, R.W>, Cooper, J.J and Vikre, P.G., eds., 1988, Symposium Proceedings of the Geol. Soc. Nevada, pp. 417-431.

Ross, Clyde P., 1956, Quicksilver Deposits Near Weiser, Washington County, Idaho: U.S. Geological Survey Bulletin 1042-D, U.S. Government Printing Office, Washington, DC, p. 79 – 104.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069avalon@alaska.net

Wallace, A.R., 2003, Geology of the Ivanhoe Hg-Au district, Northern Nevada: Influence of Miocene volcanism, lakes and active faulting on epithermal mineralization: Econ. Geol. V98, pp. 409-424.

Watts, Griffis, and McOuat Limited, 1997, Study of the Feasibility of Developing the Almaden Gold Deposit, Washington County, Idaho, Volume 1: Report for International Free Gold Mineral Development, Inc., 261 pp.

Wolf, Rainer, 1988, Cyanidation Tests of Almaden and Longstreet Ores: private report to lean Minerals Ltd., February 5, 1988,47 pp plus appendices.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069avalon@alaska.net

STATEMENT OF QUALIFICATIONS

CURTIS J. FREEMAN

Avalon Development Corporation

P.O. Box 80268, Fairbanks, Alaska 99708

Phone 907-457-5159, Fax 907-455-8069, Email Avalon@alaska.net

I, CURTIS J. FREEMAN, Certified Professional Geologist #6901 HEREBY CERTIFY THAT:

I am currently employed as President of Avalon Development Corporation, P.O. Box 80268, Fairbanks, Alaska, 99708, USA.

2. I am a graduate of the College of Wooster, Ohio, with a B.A. degree in Geology (1978).I am also a graduate of the University of Alaska with an M.S. degree in Economic Geology (1980).

3. I am a member of the American Institute of Professional Geologists, the Society of Economic Geologists, the Geological Society of Nevada, the Alaska Miners Assoc. and the Prospectors and Developers Assoc. of Canada.

4. From 1980 to the present I have been actively employed in various capacities in the mining industry in numerous locations in Canada, North America, Central America, South America, New Zealand and Africa.

5. I have read the definition of “Qualified Person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional organization (as defined by NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6. I am a co-author and responsible for preparations of portions of the report entitled Executive Summary for the Almaden Gold Property, Washington County, Idaho, and dated March 13, 2006 (the “Technical Report”) relating to the Almaden gold property.

7. On April 12, 2005 I visited the Almaden project and spent one day on-site reviewing past exploration efforts and evaluating possible future exploration plans.

8. I am not aware of any material fact or material change with respect to the subject matter of this Technical Report that is not reflected in the Technical Report, the omission to disclose which would make the Technical Report misleading.

9. I am not independent of the issuer applying all of the tests in section 1.5 of NI 43-101. I own controlling interest in Avalon Development Corporation which owns 71,000 common shares of Freegold Ventures Ltd. (formerly International Freegold Mineral Development Inc.) which were issued to Avalon Development as part of a finder’s fee for work conducted by Avalon Development in the Fairbanks Mining District, Alaska. Avalon Development also was issued 25,000 shares of the common stock of Freegold as a finder’s fee for bringing Freegold and Quaterra Resources together in 2001 after which the companies entered into a

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069avalon@alaska.net

joint venture on Freegold’s Union Bay platinum group metal prospect in southeast Alaska. I own controlling interest in Anglo Alaska Gold Corporation which received 1,000,000 shares of Freegold common stock for vending the Rob gold property to Freegold.  I own no other interest in any company or entity that owns or controls an interest in the properties which comprise the Almaden project.

10. I have read NI43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and the publication by them, including publication of the Technical Report in the public company files on their websites accessible by the public.

DATED in Fairbanks, Alaska this 13th day of March 2006.

Signature of Qualified Person Curtis J. Freeman, BA, MS, CPG #6901, AA#159

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069avalon@alaska.net

STATEMENT OF QUALIFICATIONS

DONALD GRAHAM

President, J. D. Graham & Associates Ltd.

8740 Brouwer Place, Chemainus, BC, Canada, V0R 1K5

Telephone/fax 250 246 4699 e-mailgraham246@islandnet.com

I, J. DONALD GRAHAM, P. Eng. DO HEREBY CERTIFY THAT:

1.

I am independent consulting Geological and Mining Engineer, employed by J. D. Graham & Associates Ltd.

2.

I graduated with a BASc. Degree in Geological Engineering from the University of British Columbia, 1962 and a MASc Degree in Mining Engineering from the University of British Columbia in 1964

3.

I am a member of the Association of Professional Engineers of British Columbia, No. 8796. During residency in Quebec and Arizona I was a registered Professional Engineer in these jurisdictions.

4.

I have continuously followed my profession since graduation. I have supervised open pit mine operations and held positions in senior engineering and mining company management. As a mining industry consultant, during the years 1968 to 1972 (Arizona) and 1979 to present (BC, Chile and Mexico) I have specialized in computer calculation of ore reserves, mine design, production scheduling, and financial evaluation of mining projects.

5.

I have read the definition of “qualified person” set out in the National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of the Mineral Resource Estimate contained in the MINERAL RESOURCES ESTIMATES section of a report entitled “Executive Summary Report for the Almaden Gold Property, Washington Country, Idaho” dated March 13, 2006 (the “Section”)

7.

I examined the Almaden property on October 5, 2005.

8.

I am not aware of any material fact or material change with respect to the subject matter of the Section that is not reflected in the Section, the omission to disclose that makes the Section misleading.

9.

I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101

10.

I have read National Instrument 43-101 and Form 43-101F, and the Technical Report has been prepared in compliance with that instrument and form.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069avalon@alaska.net

11.

I consent to the filing of the Section with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated this 13th day of March 2006 J. Donald Graham, P. Eng.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069avalon@alaska.net

APPENDIX 1

Legal Descriptions for land and mining claims on the Almaden project

Davies Mining Lease

1 Patented Mining Claim

(MS 3550) (Patent 1109521)

In Sec. 32, R3W and Sec. 5, T10N, R3W

Nutmeg or Mine Lode

12 Patented Mining Claim

(MS 3585 ) (Patent 11-72-00048)

Sections 4 & 5, T10N, R3W and Sec 32 and 33, T11N, R3W

Sly Park 2-5

Missouri

Ibex

Red Rose

Sandstone

Weiser

Rimrock

Weiser Cove No. 1

Chrestesen Mining Lease

Fee Land

NE 1/4SW1/4, NW 1/4SE1/4, SE 1/4SW1/4, Sec. 29

NE 1/4NW1/4, SE 1/4NW1/4, SW1/4NE1/4, Sec. 32, T11N, R3W

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069avalon@alaska.net

Unpatented Lode Mining Claims of Canu and Free Gold Recovery, USA

Canu Resources Inc.
Claim #	IMC #
IA #1- #83	14600 – 14682
CR #1-#6	110594 – 110599
CR#7	110615
CR#8	110614
CR#9	110600
CR#10 - #15	117968 – 117973
CR#18 - #21	117974 – 117977
CR#26 - #27	110601- 110602
CR#29- #39	110603 – 110613

Free Gold Recovery, USA
Claim #	IMC #
AG#1- #18	179092- 179109
AG #22	179110
AG #19 - #21	179238-179240

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069avalon@alaska.net

Figure 1: Location map for the Almaden project, Idaho

ALMADEN PROJECT
WEISER
PAYETTE
EMMETT
CALDWELL
NAMPA
BOISE
Eaton
French
Fruitland
New Plymouth
Letha
Parma
Roswell
Notus
Middleton
Star
Eagle
Wilder
Greenleaf
Homedale
Huston
Ustick
Meridian
Marsing
Kuna
Bowmont
Sweet
Gardena
Montour
Pearl
Wilburus
Crane
Gross
Pinehurst
SNAKE
RIVER
PAYETTE
BOISE
117°
44°
N
S
E
W
4 2 0 4 8
SCALE IN MILES
COEUR D'ALENE
ALMADEN PROPERTY
IDAHO
IDAHO FALLS
POCATELLO
0 Miles 75

FIGURE 1: Location map for the Almaden gold project, Washington County, Idaho. Data from WGM, 1997, modified by Avalon Development, 2006.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069avalon@alaska.net

Figure 2: Land status map for the Almaden project, Idaho

30
29
8
31
32
33
Limit of
0.01 opt Au
mineralization
T 11 N
T 10 N
6
5
4
7
8
9
R 3 W
Patented Claims
(Davies Lease)
Leased Private
(Chrestesen Lease)
BLM Lands
Open to Location
Unpatented Fed
Claims
Private Lands
(not leased)
0
Miles
0.5

FIGURE 2: Land status map for the Almaden gold project, Washington County, Idaho. Data from WGM, 1997, modified by Avalon Development, 2006.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069avalon@alaska.net

Figure 3: Drill hole location map of the Almaden project

FREEGOLD VENTURES LIMITED
ALMADEN GOLD PROJECT
LOCATION OF AMAX
CROSS SECTIONS
A
A'
B
B'
C
C'
D
D'
E
E'
F
F'
North Zone
Main Zone
0
1000
feet
41500
41000
40500
40000
39500
39000
38500
38000
37500

FIGURE 3: Drill hole location map and Amax cross-cetion location map for the Almaden gold project, Washington County, Idaho. Data from Amax, 1993 and Freegold, 2006.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069avalon@alaska.net

Figure 4: Regional geologic map of the Columbia Plateau

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069avalon@alaska.net

Figure 5: Geologic map of the Almaden project

0 Feet 1000
N
W E
S
Alluvium
Basalt
Sandstone
Opalite
Limit of
0.01 opt Au
mineralization
32
33
5
4
A
A'
T 11
T 10

FIGURE 5: General geology for the Almaden gold project, Washington County, Idaho. Data from WGM, 1997 modified by Avalon Development, 2006.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069avalon@alaska.net

Figure 6: Grade - thickness map of the Almaden project

372000 E
373000 E
374000 E
375000 E
42000 N
41000 N
40000 N
39000 N
38000 N
37000 N
Stinking Water Basin Area
NORTH MINERALIZED ZONE
MAIN MINERALIZED ZONE
A
A'
GRADE THICKNESS COLOR LEGEND
> 6.0 Ft-Oz.
5.0 < Ft-Oz. <= 6.0
4.0 < Ft-Oz. <= 5.0
3.0 < Ft-Oz. <= 4.0
2.0 < Ft-Oz. <= 3.0
1.0 < Ft-Oz. <= 2.0
< 1.0 Ft-Oz. <= 1.0
N
W
E
S
0
Feet
1000
Cove Creek Area

FIGURE 6: Grade-thickness and prospect locations for the Almaden gold project, Washington County, Idaho. Data from WGM, 1997, modified by Avalon Development, 2006.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069avalon@alaska.net

Figure 7: Schematic cross section of a hot springs Au-Ag-Hg system

Almaden Au-Ag-Hg Mineralization Outline
Brine Pool with Silica Sinter Aprons
Low Grade Au-Ag-Hg Mineralization Outline
Payette Fm. Arkosic Sandstone
Impermeable Horizon
Permeable Horizon
Potential Almaden Bonanza Grade Au-Ag Mineralization
Bonanza Grade Au-Ag Quartz - Adularia Veins
Early silica sinter and replacement
Hydrothermal explosion breccia
Late pervasive silica replacement
Pervasive argillic alteration
Pervasive propylitic alteration
Magmatic heat source
Fluid Flow Direction
Mineralization Outline
Feeder Structures

Schematic cross-section through a typical low sulfidation hot springs gold - silver - mercury system. Data from Berger and Eimon (1982) and Giles and Nelson (1982). Approximate location of Almaden low grade and potential high grade mineralization shown for reference. Modified by Avalon Development, 2006.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069avalon@alaska.net

Figure 8: Alteration cross-section through the Almaden project

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069avalon@alaska.net

Figure 9: Grade cross-section through the Almaden deposit

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069avalon@alaska.net

Figure 10: Location of bulk sample and large diameter core metallurgical sample sites

PROPOSED
PIT OUTLINES
32
D-PIT
31
X-PIT
29
28
SITE 6
36
30
TRENCH
PIT
RIDGE
PIT
27
33
C-PIT
34
35
400 200 0 400 800
SCALE IN FEET

Figure 10: Location map for bulk sample sites and large diameter core holes used for metallurgical studies of the Almaden deposit. Data from WGM, 1997, modified by Avalon Development, 2006.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069avalon@alaska.net

Figure 11: 2006 block model cross-section through the Main zone, 1400N

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069avalon@alaska.net

Figure 12: Amax Gold Cross-sections A-A', B-B' and C-C' through the North zone

A
42,000 N
A'
73,500 E
607
606
605
74,000 E
3700
3600
3500
3400
3300
3200
B
40,900 N
B'
73,500 E
614
74,000 E
610
3700
3600
3500
3400
C
73,500 E
39,900 N
616
C'
612
3500
3400
3300
Gold Values >0.01 oz. Au/t
601
600 Series Drill Hole
0
Feet
250

FIGURE 12

Amax Gold cross-section through the North zone, Almaden deposit. Data from Freegold, 2006, modified by Avalon Development, 2006.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069avalon@alaska.net

Figure 13: Amax Gold Cross-sections D-D' and F-F' through the Main zone

D
D'
39,500 N
72,000 E
72,500 E
3600
3500
3400
3300
3200
3100
3000
636
622
623
650
626
629
630
F
F'
37,700 N
73,000 E
73,500 E
595
602
601

Gold Values >0.01 oz. Au/t
601
600 Series Drill Hole
0 Feet 250

FIGURE 13

Amax Gold cross-section through the southern and central Main zone, Almaden deposit. Data from Freegold, 2006, modified by Avalon Development, 2006.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069avalon@alaska.net

Figure 14: Amax Gold Cross-section E-E' through the Main zone

38,500 N
72,500 E
73,000 E
73,500 E
E
E'
619
646
625
631
635
3600
3500
3400
3300
3200
3100
Gold Values >0.01 oz. Au/t
601
600 Series Drill Hole
0 Feet 250

FIGURE 14

Amax Gold cross-section through the northern Main zone, Almaden deposit. Data from Freegold, 2006, modified by Avalon Development, 2006.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069avalon@alaska.net